     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 13, 1996

                                                     REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ----------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                               ----------------
                                MATRITECH, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
         DELAWARE                                            04-2985132
     (STATE OR OTHER                                      (I.R.S. EMPLOYER
       JURISDICTION                                    IDENTIFICATION NUMBER)
   OF INCORPORATION OR
      ORGANIZATION)

                               ----------------
                              330 NEVADA STREET
                               NEWTON, MA 02160
                                (617) 928-0820
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               STEPHEN D. CHUBB
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               330 NEVADA STREET
                               NEWTON, MA 02160
                                (617) 928-0820
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
 RUFUS C. KING, ESQ. TESTA, HURWITZ &   MARK G. BORDEN, ESQ. HALE AND DORR 60
 THIBEAULT, LLP HIGH STREET TOWER; 125   STATE STREET BOSTON, MA 02109 (617)
  HIGH STREET BOSTON, MA 02110 (617)                  526-6000
               248-7000

                               ----------------

  Approximate date of commencement of proposed sale to the public. AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest re-investment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] 333-

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] 333-

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  TITLE OF EACH CLASS OF
        SECURITIES          AMOUNT TO BE        PROPOSED MAXIMUM             PROPOSED MAXIMUM          AMOUNT OF
     TO BE REGISTERED      REGISTERED (1) OFFERING PRICE PER SHARE (2) AGGREGATE OFFERING PRICE (2) REGISTRATION FEE
- --------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par
 value                       2,300,000               $13.00                    $29,900,000             $10,310.35

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Includes 300,000 shares subject to an over-allotment option granted by the Company to the Underwriters.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of such Common Stock as reported by the Nasdaq Stock Market on June 6, 1996.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JUNE 13, 1996

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

  Of the 2,000,000 shares of Common Stock, $.01 par value (the "Common Stock"), offered hereby, 1,800,000 are being sold by Matritech, Inc. ("Matritech" or the "Company") and 200,000 shares are being sold by a stockholder of the Company (the "Selling Stockholder"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholder. See "Principal and Selling Stockholders."

  The Common Stock is currently traded on the Nasdaq Small Capitalization Market under the symbol "NMPS." On June 12, 1996, the last reported sale price of the Common Stock on the Nasdaq Small Capitalization Market was $13.375 per share. See "Price Range of Common Stock." Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "NMPS."

  THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                         Price
                           to   Underwriting Proceeds to       Proceeds to
                         Public Discount (1) Company (2) Selling Stockholder (2)
- --------------------------------------------------------------------------------
Per Share...............  $         $            $                 $
Total (3)............... $         $            $                 $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company, estimated at $400,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-
    allotments, if any. If the Underwriters exercise this option in full, the
    Price to Public will total $       , the Underwriting Discount will total
    $        and the Proceeds to Company will total $         . See
    "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the offices of Montgomery Securities on or
about   , 1996.
                                  -----------

Montgomery Securities                                     Genesis Merchant Group
                                                                 Securities

                                      , 1996

[Shown above the caption is a picture of Matritech's NMP22 Test Kit and its components, consisting of a box, cup, five small jars and a tray containing test samples.]

  Shown above is Matritech's NMP22 Test Kit, a urine-based assay for the prognosis of recurrence of bladder cancer. Matritech began sales of the NMP22 Test Kit in certain countries in Europe in 1995 and is awaiting approval from the United States Food and Drug Administration to begin sales in the United States. There can be no assurance that such approval will be obtained. See "Risk Factors--Risks Associated with Extensive Governmental Regulation."

  NMP22(R) is a registered trademark and Matritech(TM) and PC-1(TM) are trademarks of the Company. Other trademarks and trade names used in this Prospectus are the property of their respective owners.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR THE BOSTON STOCK EXCHANGE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto included or incorporated by reference in this Prospectus. Unless the context indicates otherwise, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

  Matritech develops, manufactures and markets innovative cancer diagnostic products based on its proprietary nuclear matrix protein ("NMP") technology. The nuclear matrix, a three dimensional protein framework within the nucleus of cells, plays a fundamental role in determining cell type by physically organizing the contents of the nucleus, including DNA. The Company has demonstrated that there are differences in the types and amounts of NMPs found in cancerous and normal tissue and believes the detection of such differences in NMPs provides important diagnostic information about cellular abnormalities, including cancer. Using its proprietary NMP technology and expertise, the Company is developing a series of non-invasive or minimally invasive cancer diagnostic tests for bladder, colorectal, prostate, cervical and breast cancer, among others, which the Company believes will be more accurate and allow for reduced treatment costs and a higher standard of patient care than currently available tests.

  NMP22 Bladder Cancer Test. The Company's first product based on its NMP technology, the Matritech NMP22 Test Kit for bladder cancer, is currently awaiting U.S. Food and Drug Administration ("FDA") approval to be marketed in the United States as a prognostic indicator for the recurrence of bladder cancer. In January 1996, the Company received notification from the FDA stating that the NMP22 Test Kit was approvable subject to certain conditions relating to the demographic composition of the subject population of Matritech's clinical trial. In response, the Company submitted data from additional subjects to the FDA in February 1996. Subject to FDA approval, the Company expects to begin marketing the NMP22 Test Kit in the United States during 1996. The NMP22 Test Kit is already commercially available in Europe, Asia (excluding Japan) and several other countries outside the United States.

  The Company believes the market opportunity for the NMP22 Test Kit is significant. There are over 560,000 people in the United States alive today who have been diagnosed with bladder cancer and there will be approximately 53,000 new cases diagnosed in 1996. In addition, the Company estimates that at least approximately 70,000 new cases of bladder cancer are diagnosed in Europe and Japan each year. More than 90% of patients diagnosed with bladder cancer are treated with surgery and generally are monitored quarterly for recurrence with cystoscopy and urine cytology. Cystoscopy is an invasive procedure in which a fiber optic scope is inserted through the urethra to view the inside of the bladder. The current reimbursement rates for cystoscopy range from approximately $120 to approximately $590 depending upon the facility in which the procedure is performed. The Company has retained worldwide manufacturing rights for the NMP22 Test Kit as well as marketing rights in the United States. The Company has entered into exclusive distribution agreements for the NMP22 Test Kit in Japan and China and has agreements in principle for additional exclusive distribution arrangements in Germany and Italy.

  Colorectal Cancer Test. The Company also is developing a blood-based test utilizing its NMP technology for use in the management of colorectal cancer patients. In the United States, there are nearly 1.3 million people alive today who have been diagnosed with colorectal cancer and there will be approximately 133,000 new cases diagnosed in 1996. Furthermore, the Company estimates that at least a combined 200,000 new cases of colorectal cancer are diagnosed in Europe and Japan each year. Treatment for colorectal cancer generally involves surgical removal of the malignant portion of the colon or rectum, followed by biannual colonoscopic examination and quarterly testing of carcinoembryonic antigen ("CEA") levels. The cost of a colonoscopy procedure is over

$500. The Company estimates that worldwide sales of CEA tests exceed $100 million annually. Matritech recently completed a preliminary study involving over 150 subjects which showed the clinical sensitivity of CEA in identifying subjects with colon cancer was 42% compared to 67% clinical sensitivity for the Company's NMP-based test. Based upon the higher sensitivity of the Company's test demonstrated in the preliminary study, the Company plans to begin a multicenter clinical trial involving an improved version of the test in the second half of 1996. The Company has retained worldwide manufacturing rights for its colorectal cancer assay as well as worldwide marketing rights outside of Japan and Taiwan.

  Prostate, Cervical and Breast Cancer Tests. The Company has also identified NMPs specific to prostate, cervical and breast cancer and is currently developing diagnostic tests for these cancers based on its proprietary NMP technology. Matritech is collaborating with Bayer Corporation ("Bayer") on the development of an automated diagnostic test for its cervical cancer assay. The Company anticipates beginning preliminary clinical trials for its prostate and cervical cancer diagnostic tests during the second half of 1997. The Company plans to develop additional assays for lung, liver, pancreatic, stomach and renal cancers.

  Matritech was incorporated in Delaware in 1987. The Company's facilities are located at 330 Nevada Street, Newton, Massachusetts 02160. The Company's telephone number is (617) 928-0820.

                                  THE OFFERING

Common Stock offered by the Company..........  1,800,000 shares
Common Stock offered by the Selling
 Stockholder.................................  200,000 shares
Common Stock to be outstanding after the
 offering....................................  17,778,009 shares (1)
Use of proceeds..............................  To accelerate the development and expand the production, clinical testing and
                                               marketing of diagnostic products and for
                                               general corporate purposes. See "Use of
                                               Proceeds."
Nasdaq National Market symbol (2)............  NMPS

- --------
(1) Excludes an aggregate of (i) 488,831 shares of Common Stock issuable pursuant to options outstanding on June 12, 1996 at a weighted-average exercise price of $4.02 per share, (ii) 138,430 shares of Common Stock, issuable upon exercise of the warrants outstanding on June 12, 1996 at a weighted-average exercise price of $2.32 per share and (iii) 902,342 shares reserved for future grants under the Company's stock plans. See "Description of Capital Stock--Warrants."
(2) The Common Stock is currently traded on the Nasdaq Small Capitalization Market. Application has been made for quotation of the Common Stock on the Nasdaq National Market.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               THREE MONTHS
                                                                   ENDED
                                   YEAR ENDED DECEMBER 31,       MARCH 31,
                                   -------------------------  ----------------
                                    1993     1994     1995     1995     1996
                                   -------  -------  -------  -------  -------
STATEMENTS OF OPERATIONS DATA:
Revenues:
 Collaborative research and
  development, license fees and
  product sales................... $   187  $ 1,314  $ 1,023  $    74  $   179
 Interest and other income........      81       92      217       53      153
                                   -------  -------  -------  -------  -------
   Total revenues.................     268    1,406    1,240      127      332
Expenses:
 Research and development.........   2,728    3,470    3,014      785      933
 Selling, general and
  administrative..................   1,821    1,592    2,309      506      806
                                   -------  -------  -------  -------  -------
   Total expenses.................   4,549    5,062    5,323    1,291    1,739
                                   -------  -------  -------  -------  -------
Net loss.......................... $(4,281) $(3,656) $(4,083) $(1,164) $(1,407)
                                   =======  =======  =======  =======  =======
Net loss per common share (1)..... $ (0.80) $ (0.46) $ (0.38) $ (0.12) $ (0.09)
                                   =======  =======  =======  =======  =======
Weighted average number of common
 shares outstanding (1)...........   5,319    7,952   10,734    9,786   15,665

                                                         AS OF MARCH 31, 1996
                                                        ------------------------
                                                        ACTUAL   AS ADJUSTED (2)
                                                        -------  ---------------
BALANCE SHEET DATA:
Cash and cash equivalents.............................. $10,976      $33,207
Working capital........................................  10,693       32,924
Total assets...........................................  12,007       34,238
Accumulated deficit.................................... (22,382)     (22,382)
Stockholders' equity...................................  11,243       33,474

- --------
(1) See Note 1(h) of Notes to Financial Statements.
(2) Adjusted to reflect the sale by the Company of the 1,800,000 shares of Common Stock offered hereby, at an assumed offering price per share equal to $13.375 (the last reported sale price on June 12, 1996) and the application of the estimated net proceeds thereof. See "Use of Proceeds."

                                 RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

EARLY STAGE OF PRODUCT DEVELOPMENT AND COMMERCIALIZATION

  Matritech is at an early stage of product development and commercialization. The Company's current products under development, other than the NMP22 Test Kit, are not expected to be commercially available in the United States for at least two years, if at all. The majority of the Company's products under development will require significant additional research and development, laboratory testing, clinical testing and regulatory approval prior to commercialization. To achieve and maintain profitable operations, the Company, alone or with others, must successfully develop, introduce and market its products. In addition, the Company's NMP technology is novel and the role of NMPs in determining cell type and cell function is not yet fully understood, which may impede acceptance of the Company's products in the medical community and by government health authorities, private health insurers and other third-party payors. No assurance can be given that the Company's existing products will achieve market acceptance or that its product development efforts will be successfully completed, that required regulatory approvals will be obtained, or that any future products, if and when introduced, will be successfully commercialized, produced and marketed or achieve customer acceptance.

HISTORY OF OPERATING LOSSES AND ANTICIPATION OF FUTURE LOSSES

  The Company has incurred operating losses since its inception in 1987. Such losses have resulted principally from costs incurred in research and development and from selling, general and administrative costs associated with the Company's development. These costs have exceeded the Company's revenues, which to date have been generated primarily from development agreements and interest income. The Company expects to incur significant continuing operating losses in the near-term as its research and development activities expand and it continues product development and initiates clinical trials. The Company's ability to achieve profitability depends in part on its ability to develop commercially successful products, obtain regulatory approval for products, enter into agreements for product development and distribution, and develop the capacity to produce and market its products. There can be no assurance that the Company will obtain required regulatory approvals, successfully develop, commercialize, produce and market its products or achieve or maintain profitability.

NEAR-TERM DEPENDENCE UPON NMP22

  The Company anticipates that for the foreseeable future it will be substantially dependent on the successful commercialization of the NMP22 Test Kit. Although in January 1996, the Company received a letter from the U.S. Food and Drug Administration (the "FDA") stating that the NMP22 Test Kit was approvable with conditions, the Company has not yet received FDA approval to market the NMP22 Test Kit in the United States and there can be no assurance that the Company will receive such approval. If FDA approval is obtained, the Company expects to generate substantially all of its product sales in the near-term from the sale of NMP22 Test Kits. The Company would experience a material adverse effect on its business, financial condition and results of operations if the NMP22 Test Kit does not receive, or experiences a significant delay in receiving, regulatory approval or if the NMP22 Test Kit is not successfully commercialized. The remainder of the Company's products are in the early stages of development and although the Company is currently seeking to develop additional products, there can be no assurance that it will be successful with such development. See "--Risks Associated with Extensive Government Regulation."

RISKS ASSOCIATED WITH EXTENSIVE GOVERNMENT REGULATION

  The medical devices to be marketed and manufactured by the Company are subject to extensive regulation by the FDA, and, in some instances, by foreign governments. Pursuant to the Federal Food, Drug, and Cosmetic

Act, as amended, and the regulations promulgated thereunder (the "FDC Act"), the FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements including Good Manufacturing Practices ("GMP") can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals, and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by the Company.

  In November 1994, the Company submitted a pre-market approval ("PMA") application for its Matritech NMP22 Test Kit as a prognostic indicator for bladder cancer (i.e., as a predictor of bladder cancer recurrence following therapy, such as surgical excision of cancerous tissue). In January 1996, the Company received a letter from the FDA stating that the NMP22 Test Kit was approvable subject to certain conditions requiring the Company to submit additional data to broaden the demographic makeup of the subject population on whom the Matritech NMP22 Test Kit had been studied. In response to this "approvable letter," the Company submitted data from additional subjects to the FDA in February 1996. There can be no assurance that the additional subject data submitted by the Company will satisfy the conditions set forth in the FDA's approvable letter or that the FDA will not require the submission of even more clinical trial data. There can be no assurance that data and information submitted by the Company in the original PMA application or in response to the FDA's approvable letter, will adequately demonstrate the safety and effectiveness of the Matritech NMP22 Test Kit to obtain approval of the PMA application from the FDA.

  Any products manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences with the use of the device. Device manufacturers are required to register their establishments and list their devices with the FDA, and are subject to periodic inspections by the FDA and certain state agencies. The FDC Act requires devices to be manufactured in accordance with GMP regulations which impose certain procedural and documentation requirements upon the Company with respect to manufacturing and quality assurance activities.

  Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. If approved, the NMP22 Test Kit may only be promoted by the Company as a prognostic indicator. The FDA actively enforces regulations prohibiting the promotion of devices for unapproved uses and the promotion of devices for which premarket clearance or approval has not been obtained. Consequently, the Company cannot promote the NMP22 Test Kit for cancer screening or for any other unapproved use. Failure to comply with these requirements can result in regulatory enforcement action by the FDA that would adversely affect the Company's ability to conduct testing necessary to obtain market clearance for these products and, consequently, could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company and its products are also subject to a variety of state laws and regulations in those states or localities where its products are or will be marketed. Any applicable state or local regulations may hinder the Company's ability to market its products in those states or localities. Manufacturers are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations now or in the future or that such laws or regulations will not have a material adverse effect upon the Company's ability to do business.

  The development of any therapeutic products by the Company will be subject to regulation by the FDA as either a new drug or biologic. Product development and approval within these regulatory frameworks takes a number of years, involves the expenditure of substantial resources and is uncertain. Many drug and biologic products that initially appear promising ultimately do not reach the market because they are not found to be safe or effective or cannot meet other stringent FDA regulatory requirements. In addition, there can be no assurance that the current regulatory frameworks for approval of new drugs and biologics will not change or that additional regulations will not arise at any stage of the Company's product development of such products that may affect approval, delay the submission or review of an application or license or require additional expenditures by the Company. See "Business--Government Regulation."

DEPENDENCE ON PARTNERS

  A substantial portion of the Company's total revenue to date has been derived from funded development and marketing agreements with certain corporate partners. There can be no assurance that the Company's corporate partners will not terminate their agreements for reasons beyond the Company's control. These agreements generally provide the Company's partners with rights, in most cases exclusive, to market the developed products in specified territories. Revenues from sales of such products will depend to varying degrees on the efforts and abilities of such partners to obtain regulatory approvals and successfully market such products. The amount and timing of resources devoted to promoting and selling the products in these instances will be controlled by the partners rather than Matritech, and certain partners may develop, acquire or market products competitive with those developed by the Company. Each of the Company's current funded development and marketing agreements may be terminated if the Company fails to meet certain milestones. There is no assurance that the Company will meet such milestones and failure to do so may result in termination of the applicable agreement, which could have a material adverse effect on the Company. To date, the Company has been dependent in part on its corporate partners for the funding of product development and the Company expects that this partial dependence will continue. Matritech may enter into additional funded development and marketing agreements, but there can be no assurance that Matritech will enter into additional agreements or that it could replace any agreements if they were to be terminated.

  In addition, the Company will rely in part on corporate partners (including distributors) for international sales of its NMP22 Test Kit and future products, if any. The ability of the Company to commercialize its products internationally will depend to a significant extent on the marketing and sales efforts of its corporate partners, over which the Company has minimal control. There can be no assurance that such partners will devote resources to the Company's products sufficient to achieve successful market penetration and acceptance, that the Company will generate significant revenues from sales by corporate partners, or that such revenues will be sufficient to offset the Company's significant investment in research and development and other costs associated with its products. Although the Company has the ability in certain instances under its corporate partner agreements to terminate the corporate partner's rights if certain performance standards are not met, the failure or delay by a corporate partner in marketing the Company's products could materially adversely affect the Company's business, financial condition and results of operations and the Company may need to locate additional distributors. In June 1996, the Company and its then exclusive distributor in Europe terminated their distribution agreement for the NMP22 Test Kit. The Company has recently reached agreements in principle with two new distributors to be the exclusive distributors in Germany and Italy of Matritech-labeled NMP22 Test Kits in those countries. The Company continues to seek additional distributors in Europe. In addition, the Company submitted the results of the preliminary trials of its colorectal cancer assay to a corporate partner in Japan in accordance with the terms of the Company's agreement with that partner. Based on its evaluation of the data, the partner did not elect to proceed with the development and clinical testing of the Company's colorectal cancer product in Japan within the required time period (including a 30-day extension granted by the Company). Consequently, the Company has the option to terminate that partner's rights with respect to that product. If the Company should terminate such partner's rights, the Company may need to seek a distributor for this product in Japan. See "Business--Strategic Alliances." There can be no assurance that definitive agreements can be entered into with prospective distributors with which the Company has agreements in principle or that additional distribution relationships can be entered into on terms favorable to the Company, if at all.

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Company's Common Stock has been, and may continue to be, highly volatile. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the biotechnology sector, which have often been unrelated to the operating performance of particular companies. In addition, factors such as announcements of technological innovations or new products by the Company or its competitors or third parties, as well as market conditions in the Company's industry, may have a significant impact on the market price of the Company's Common Stock.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

  The Company relies on a combination of patent, trade secret and trademark laws, nondisclosure and other contractual provisions and technical measures to protect the proprietary rights in its current and planned products. There can be no assurance that these protections will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. Patent law relating to the scope of claims in the biotechnology field is still evolving and, therefore, the degree of future protection for the Company's proprietary rights is uncertain. In addition, the laws of certain countries in which the Company's products are or may be licensed or sold do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. Matritech believes that the use of the patents for NMP technology licensed to the Company and the use of Matritech's trademarks and other proprietary rights do not infringe upon the proprietary rights of third parties. However, there can be no assurance that the Company will prevail in any challenge of third-party intellectual property rights, that third parties will not successfully assert infringement claims against the Company in the future or that the Company will be able to acquire licenses to any such proprietary rights of third parties on reasonable terms, if at all.

  The Company's core NMP technology is licensed from Massachusetts Institute of Technology ("MIT"). Under the current terms of the Company's license from MIT, the Company's worldwide license is exclusive through 1999, which exclusivity will be extended until the expiration of all patent rights in 2006 provided the Company obtains FDA approval for its first product based on the licensed patents by the end of 1997. There can be no assurance that the Company will obtain such approval. See "--Risks Associated with Extensive Government Regulation." In addition, certain of the Company's other license agreements have minimum payment and other performance requirements for the Company to maintain its exclusive rights thereunder. If any of the Company's licensors should grant additional licenses to the licensed technology after the expiration or termination of the Company's exclusivity period, the Company could encounter increased competition for its NMP-based products, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Patents, Licenses and Trade Secrets."

UNCERTAINTY ASSOCIATED WITH PRELIMINARY STUDIES AND CLINICAL TRIALS

  Before obtaining regulatory approvals for the commercial sale of any of its products under development, the Company must undertake extensive and costly preliminary studies and clinical trials to demonstrate that such products are effective. The results from preliminary studies and early clinical trials are not necessarily predictive of results that will be obtained in later stages of testing or development, and there can be no assurance that the Company's clinical trials will demonstrate the effectiveness of any products or will result in products capable of being produced in commercial quantities at reasonable cost or in a marketable form.

UNCERTAINTY OF HEALTH CARE REFORM MEASURES AND THIRD-PARTY REIMBURSEMENT

  The Company's ability to successfully commercialize its planned products will depend in part on the extent to which reimbursement for the cost of such products will be available from government health administration authorities, private health insurers and other third-party payors. In the case of private insurers, the reimbursement of any medical device, either approved, for investigational use only or for research use, is at the sole discretion of the patient's individual carrier. Even if a procedure has been approved for reimbursement, there can be no assurance that the insurance carrier will continue to reimburse the procedure. Health care reform is an area of continuing national attention and a priority of many governmental officials. Certain reform proposals, if adopted, could impose limitations on the prices the Company will be able to charge in the United States for its products or the amount of reimbursement available for the Company's products from governmental agencies or third-party payors. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals may have on its business, the announcement or adoption of such proposals could have a material adverse effect on the Company's business, financial condition or results of operations.

COMPETITION AND TECHNOLOGICAL CHANGE

  Although Matritech is not aware of any other company using NMP technology to develop diagnostic or therapeutic products, many other companies, both domestic and foreign, are already marketing cancer diagnostic and therapeutic products based on a number of technologies and are developing additional products. Many of these companies have substantially greater capital resources and larger research and development and marketing staffs and facilities and have greater experience in conducting clinical trials and obtaining regulatory approval than the Company. Furthermore, the field in which the Company operates is subject to significant and rapid technological change. In particular, even if the Company's products can be successfully introduced, there can be no assurance that the Company's technologies will not be replaced by new diagnostic or therapeutic technologies or that products of the Company will not be rendered obsolete or non-competitive as a result thereof. See "Business--Competition."

UNCERTAINTY OF FUTURE PRODUCT EFFICACY OR COMMERCIAL VIABILITY

  Many of Matritech's diagnostic products are still under development. Such products will require significant additional development and testing. Any therapeutic products, in particular, generally require several years of development and clinical testing prior to commercialization. The development of the Company's products involves the use of advanced technical methods that require both a high degree of skill and judgment in their application. Unexpected technical difficulties may arise in the course of the development process that the Company may be able to overcome only with the expenditure of additional funds and time, if at all. No assurance can be given that additional diagnostic or any therapeutic products will be successfully developed. Even if they are shown to be effective, there can be no assurance that any of the Company's diagnostic or therapeutic products will achieve commercial acceptance.

ADDITIONAL FINANCING REQUIREMENTS

  Matritech has expended, and will continue to expend in the future, substantial funds to complete the research and development of its products, and may need additional financing to conduct clinical trials and to manufacture and market its products as currently contemplated. There can be no assurance that such additional funding will be available on terms acceptable to the Company, if at all. The Company may seek additional funding through public or private sales of its securities, including equity securities. If adequate funds are not available, the Company may be required to seek to obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish manufacturing or marketing rights to certain of its technologies, product candidates or products which the Company would otherwise pursue on its own. The Company has no established bank financing arrangements. There can be no assurance that the Company will be able to arrange bank or other financing on terms acceptable to it or to enter into funded development or other agreements to obtain such additional funds.

LIMITED MARKETING AND SALES CAPABILITY

  The Company intends to market its cancer diagnostic test kits in the United States with its own sales force. The Company has limited internal marketing and sales resources and personnel. In order to successfully market its current and future products in the United States and other territories in which the Company does not, or does not intend to, use third-party distributors, the Company will need to develop a larger marketing and sales force with appropriate technical expertise and distribution capability. There can be no assurance that the Company will be able to establish such marketing and sales capabilities or that the Company will be successful in gaining market acceptance for any of its products.

LIMITED MANUFACTURING EXPERIENCE

  The Company has been manufacturing and assembling its NMP22 Test Kit for limited commercial sales since 1995, but has yet to manufacture the large product volumes necessary for the Company to achieve profitability. The Company intends to expand its manufacturing capabilities, and if the Company encounters difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel, such problems could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that reliable, high-volume manufacturing can be achieved at a commercially reasonable cost. In addition, the Company is subject to extensive government regulation of its manufacturing operations. See "--Risks Associated with Extensive Government Regulation" and "Business--Manufacturing and Facilities."

RELIANCE ON SOLE OR LIMITED SOURCES OF SUPPLY

  The Company currently relies on sole suppliers for certain key components for its NMP22 Test Kit. In the event that the components from such suppliers should become unavailable for any reason, the Company would seek alternative sources of supply, which the Company would have to show to be equivalent in order to maintain the FDA validation of its manufacturing process. Although the Company attempts to maintain an adequate level of inventory to provide for these and other contingencies, should its manufacturing process be disrupted as a result of a shortage of key components or a revalidation of new components, there can be no assurance that the Company would be able to meet its commitments to customers. The failure of the Company to meet its commitments could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing and Facilities."

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends, in large part, upon its ability to attract and retain highly qualified scientific and management personnel. The Company has no employment contracts with any of its key personnel. The loss of key personnel or the failure to recruit necessary additional personnel might impede the achievement of developmental objectives. The Company faces competition for such personnel from other companies, research and academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining qualified scientific or management personnel on acceptable terms, given the competition among numerous pharmaceutical and biotechnology companies, government entities and research and academic institutions for such personnel.

POTENTIAL PRODUCT LIABILITY

  The testing, marketing and sale of human health care products entail an inherent exposure to product liability, and there can be no assurance that product liability claims will not be successfully asserted against the Company. The Company currently has insurance covering its products. There can be no assurance that adequate insurance coverage will continue to be available in the future at acceptable costs, if at all, or that a product liability claim will not be asserted against the Company in excess of the insurance coverage the Company has purchased. Significant product liability claims could adversely affect the Company.

RISKS OF HAZARDOUS MATERIAL CONTAMINATION

  The Company's research and development activities involve the controlled use of hazardous materials, including radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for damages that result, and any such liability could have an adverse effect on the Company's business, financial condition and results of operations.

DILUTION

  Upon completion of this offering, purchasers of Common Stock in this offering will incur immediate dilution of $11.49 in the per share net tangible book value of their Common Stock from the assumed public offering price. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds from the sale of the 1,800,000 shares of Common Stock offered by the Company at an assumed public offering price of $13.375 per share (the last reported sale price on June 12, 1996) hereby are estimated to be approximately $22,230,500 ($26,002,250 if the Underwriters' overallotment option is exercised in full) after deducting the estimated underwriting discount and offering expenses payable by the Company.

  The Company currently anticipates that the net proceeds of this offering will be used to accelerate the development and expand the production, clinical testing and marketing of the diagnostic products described in this Prospectus and for general corporate purposes. The amount and timing of these expenditures could vary significantly depending on the progress of the Company's commercialization efforts, research and development programs, regulatory approvals, technological advances, determinations as to commercial potential, the terms of any collaborative arrangements entered into by the Company and the status of competitive products. Pending such uses, the Company intends to invest the net proceeds from the offering in short-term, interest-bearing, investment-grade instruments.

  The Company believes that its existing capital resources, the net proceeds of this offering and interest thereon will enable it to maintain its current and planned operations at least through 1998. See "Risk Factors--Additional Financing Requirements," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business."

  The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is currently traded on the Nasdaq Small Capitalization Market under the symbol "NMPS" and on the Boston Stock Exchange under the Symbol "MPS." Application has been made for quotation of the Common Stock on the Nasdaq National Market. The following table sets forth the range of quarterly high and low bid information for the Common Stock as reported by Nasdaq Small Capitalization Market for the periods indicated. Such bid information reflects interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions:

                                                               HIGH      LOW
                                                             --------- --------
FISCAL 1994
First Quarter............................................... $ 3 5/16 $ 2 9/16
Second Quarter..............................................   2 15/16  2 3/8
Third Quarter...............................................   2 1/2    1 11/16
Fourth Quarter..............................................   2 1/2    1 1/4
FISCAL 1995
First Quarter............................................... $ 2 1/8  $ 1 1/2
Second Quarter..............................................   2 5/8    1 7/8
Third Quarter...............................................   3 7/8    2 3/8
Fourth Quarter..............................................   4 5/16   2 7/8
FISCAL 1996
First Quarter............................................... $ 11 7/8 $ 3 9/16
Second Quarter (through June 12, 1996)......................   17 7/8   9 1/2

  As of June 12, 1996, there were approximately 255 record holders of the Company's Common Stock, and the Company believes that the number of additional beneficial holders exceeds 3,500.

                                DIVIDEND POLICY

  The Company has never paid cash dividends on its Common Stock. The Company currently intends to retain any earnings to finance future growth and therefore does not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1996 and as adjusted to give effect to the sale by the Company of the 1,800,000 shares of Common Stock offered hereby, at an assumed public offering price of $13.375 per share (the last reported price on June 12, 1996) and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                             MARCH 31, 1996
                                                            ------------------
                                                                         AS
                                                             ACTUAL   ADJUSTED
                                                            --------  --------
                                                             (IN THOUSANDS)
Preferred Stock, $1.00 par value, 4,000,000 shares
 authorized; no shares issued and outstanding, actual and
  as adjusted ............................................. $    --   $    --
Common Stock, $.01 par value, 40,000,000 shares
 authorized; 15,921,346 shares issued and outstanding,
  actual; 17,721,346 shares issued and outstanding, as
  adjusted (1).............................................      159       177
Additional paid-in capital.................................   33,466    55,679
Accumulated deficit........................................  (22,382)  (22,382)
                                                            --------  --------
 Total stockholders' equity................................   11,243    33,474
                                                            --------  --------
  Total capitalization..................................... $ 11,243  $ 33,474
                                                            ========  ========

- --------
(1) Excludes an aggregate of (i) 56,663 shares issued pursuant to the exercise of options and warrants from April 1, 1996 through June 12, 1996, (ii) 488,831 shares of Common Stock issuable pursuant to options outstanding on June 12, 1996 at a weighted-average exercise price of $4.02 per share,
    (iii) 138,430 shares of Common Stock, issuable upon exercise of the warrants outstanding on June 12, 1996 at a weighted-average exercise price of $2.32 per share and (iv) 902,342 shares reserved for future grants under the Company's stock plans. See "Description of Capital Stock-- Warrants."

                                   DILUTION

 The net tangible book value of the Company's Common Stock at March 31, 1996 was $11,195,650 or $0.70 per share. Net tangible book value per common share represents the Company's total tangible assets less its total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the shares of Common Stock offered hereby at an assumed public offering price of $13.375 per share (the reported last sale price on June 12, 1996), after deducting the estimated underwriting discounts and offering expenses payable by the Company, the net tangible book value at March 31, 1996 would have been $33,426,150 or $1.89 per share. This represents an immediate increase in net tangible book value of $1.19 per share to existing stockholders and an immediate dilution in net tangible book value of $11.49 per share to new investors. The following table illustrates this per share dilution:

   Assumed public offering price per share (1)..................        $13.38
    Net tangible book value per share of Common Stock at March
    31, 1996.................................................... $ 0.70
    Increase in net tangible book value per share attributable to new investors............................................ $ 1.19
                                                                 ------
   Net tangible book value per share after the offering.........        $ 1.89
                                                                        ------
   Dilution per share to new investors..........................        $11.49
                                                                        ======

- --------
(1) Before deduction of the estimated underwriting discounts and offering expenses to be paid by the Company.

  The foregoing table excludes an aggregate of (i) 56,663 shares issued pursuant to the exercise of options and warrants from April 1, 1996 through June 12, 1996, (ii) 488,831 shares of Common Stock issuable pursuant to options outstanding on June 12, 1996 at a weighted-average exercise price of $4.02 per share, (iii) 138,430 shares of Common Stock, issuable upon exercise of the warrants outstanding on June 12, 1996 at a weighted-average exercise price of $2.32 per share and (iv) 902,342 shares reserved for future grants under the Company's stock plans. See "Description of Capital Stock--Warrants."

                            SELECTED FINANCIAL DATA

  The following table sets forth selected financial data of the Company. The selected financial data as of December 31, 1994 and 1995 and for the three years in the period ended December 31, 1995 are derived from the Company's financial statements, which have been audited by Arthur Andersen LLP, independent public accountants and together with their report thereon are included elsewhere in this Prospectus. The selected financial data as of December 31, 1991, 1992 and 1993 and for the two years in the period ended December 31, 1992 are derived from the Company's financial statements which have been audited by Arthur Andersen LLP, and together with their report thereon, are not included in this Prospectus. The selected financial data as of March 31, 1996 and the three months ended March 31, 1995 and 1996 are derived from the Company's unaudited financial statements included elsewhere in this Prospectus. In the opinion of management, the unaudited financial statements of the Company have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                        THREE MONTHS
                                                                            ENDED
                                  YEAR ENDED DECEMBER 31,                 MARCH 31,
                          -------------------------------------------  ----------------
                           1991     1992     1993     1994     1995     1995     1996
                          -------  -------  -------  -------  -------  -------  -------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
 DATA:
Revenues:
 Collaborative research
  and development,
  license fees and
  product sales.........  $ 1,152  $    91  $   187  $ 1,314  $ 1,023  $    74  $   179
 Interest and other
  income................       58       73       81       92      217       53      153
                          -------  -------  -------  -------  -------  -------  -------
Total revenues..........    1,210      164      268    1,406    1,240      127      332
Expenses:
 Research and
  development...........    1,776    2,177    2,728    3,470    3,014      785      933
 Selling, general and
  administrative........      862    1,021    1,821    1,592    2,309      506      806
                          -------  -------  -------  -------  -------  -------  -------
Total expenses..........    2,638    3,198    4,549    5,062    5,323    1,291    1,739
                          -------  -------  -------  -------  -------  -------  -------
Net loss................  $(1,428) $(3,034) $(4,281) $(3,656) $(4,083) $(1,164) $(1,407)
                          =======  =======  =======  =======  =======  =======  =======
Net loss per common
 share (1)..............  $ (0.51) $ (0.86) $ (0.80) $ (0.46) $ (0.38) $ (0.12) $ (0.09)
                          =======  =======  =======  =======  =======  =======  =======
Weighted average number
 of
 common shares
 outstanding (1)........    2,808    3,545    5,319    7,952   10,734    9,786   15,665


                                                                     MARCH 31,
                                      DECEMBER 31,                     1996
                          -----------------------------------------  ---------
                           1991    1992    1993     1994     1995
                          ------  ------  -------  -------  -------
                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents
 and marketable
 securities ............. $  460  $3,512  $ 2,656  $ 3,974  $11,009   $10,976
Working capital..........    311   3,405    2,410    3,419   10,839    10,693
Total assets.............    809   4,076    3,275    4,582   11,959    12,007
Redeemable convertible
 preferred stock (2).....  6,469      --       --       --       --        --
Accumulated deficit...... (5,922) (8,957) (13,237) (16,893) (20,976)  (22,382)
Stockholders' equity
 (deficit)............... (5,840)  3,784    2,856    3,878   11,351    11,243

- --------
(1) See Note 1(h) of Notes to Financial Statements.
(2) Converted into Common Stock in connection with the Company's initial public offering in July 1992.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company was incorporated in 1987 to develop, manufacture and market innovative cancer diagnostic products based on its proprietary NMP technology. Matritech has been unprofitable since inception and expects to incur significant operating losses for at least the next two years. The Company was considered a development-stage company until the fourth quarter of 1995. For the period from inception to March 31, 1996, the Company incurred a cumulative net loss of approximately $22.4 million.

  In 1995, the Company began to sell its NMP22 Test Kits in certain countries in Europe through a distributor. See "Business--Matritech's Products and Products Under Development--The Matritech NMP22 Test Kit for Bladder Cancer." The Company is currently awaiting FDA approval to begin selling the NMP22 Test Kit in the United States. See "Risk Factors--Risks Associated with Extensive Government Regulation." If approved by the FDA, the Company will begin to sell and distribute its NMP22 Test Kits throughout the United States. The proceeds from this public offering will allow the Company to accelerate the schedule of research and development and clinical trials of subsequent products. As a result, the Company expects that its research and development expenses will increase.

RESULTS OF OPERATIONS

 Three Months Ended March 31, 1996 Compared with Three Months Ended March 31,
1995

  Collaborative research and development, license fees and product sales increased to $179,000 for the quarter ended March 31, 1996 from $74,000 for the quarter ended March 31, 1995. Revenue generated from collaborative research and development and license fees in the quarter ended March 31, 1996 consisted of $47,000 in Small Business Innovation Research ("SBIR") funding for the Company's drug screening assay project as compared to $34,000 in SBIR funding for the Company's prostate cancer project in the first quarter of 1995. Revenue from product sales increased 230% to $132,000 for the quarter ended March 31, 1996 as compared to $40,000 in the first quarter of 1995. This increase was primarily due to expanded sales of the Company's NMP22 Test Kit for bladder cancer and certain research products. Product sales in Europe for the quarter ended March 31, 1996 were minimal due to a shift in the business focus of the Company's former exclusive distributor in Europe. In June 1996, the Company and its then exclusive distributor in Europe terminated their distribution agreement for the NMP22 Test Kit. The Company has recently reached agreements in principle with two new distributors to be the exclusive distributors in Germany and Italy of Matritech-labeled NMP22 Test Kits in those countries. The Company will continue to seek additional distributors in Europe. See "Business--Matritech's Products and Products Under Development-- The Matritech NMP22 Test Kit for Bladder Cancer."

  Interest and other income was $153,000 for the quarter ended March 31, 1996 and $53,000 for the quarter ended March 31, 1995. The increase of 189% resulted from significantly higher cash balances available for investment during the first quarter of 1996 as compared to 1995 resulting from financings during the fourth quarter of 1995.

  Research and development expenses increased 19% to $933,000 for the quarter ended March 31, 1996 from $785,000 for the quarter ended March 31, 1995. The increase was primarily related to the scale-up of product manufacturing for the Company's NMP22 Test Kit for bladder cancer, for which the Company is currently awaiting approval by the FDA.

  Selling, general and administrative expenses increased 59% to $806,000 for the quarter ended March 31, 1996 from $506,000 for the quarter ended March 31, 1995. Approximately half of the increase resulted primarily from increased staffing in the sales and marketing department and the marketing programs established to promote the Company's products worldwide. The balance of the increase primarily related to increased salaries and professional fees and to a lesser extent expenses incurred in the first quarter of 1996 in connection with the Company's move from Cambridge to Newton, Massachusetts.

  The Company incurred a net loss of $1,407,000 for the quarter ended March 31, 1996, as compared to a net loss of $1,164,000 for the quarter ended March 31, 1995. The increased loss was primarily the result of increased expenses in product manufacturing, sales and marketing for the Company's NMP22 Test Kit for bladder cancer.

 Year Ended December 31, 1995 Compared with Year Ended December 31, 1994

  Collaborative research and development revenue, license fees and product sales decreased to $1,023,000 for the year ended December 31, 1995 from $1,314,000 for the year ended December 31, 1994. Revenue generated from collaborative research and development and license fees in the year ended December 31, 1995 consisted of $280,000 in license fees from a marketing agreement, which was terminated in June 1996, with Boehringer Ingelheim International GmbH ("BII"), $210,000 from a funded development agreement with Bayer Corporation, and $190,000 in SBIR grants for the Company's prostate, colon and drug screening assay projects. Collaborative research and development revenue and license fees in the year ended December 31, 1994 consisted of $720,000 in license fees from a marketing agreement with BII, $325,000 in license fees from a marketing agreement with Konica Corporation ("Konica"), $100,000 in milestone revenues from Hybritech Incorporated ("Hybritech") relating to a funded development and marketing agreement, which has been terminated, and $68,000 in SBIR funding for the Company's prostate cancer research project. Revenue from product sales increased 240% to $343,000 for the year ended December 31, 1995 as compared to $101,000 in 1994. This increase was primarily due to expanded sales of the Company's NMP22 Test Kit in Europe and Japan. Product sales in Europe during 1995 were minimal due to product introduction in the second quarter and a shift in the business focus of BII, the Company's former exclusive distributor in Europe. See "Business-- Matritech's Products and Products Under Development--The Matritech NMP22 Test Kit for Bladder Cancer."

  Interest and other income was $217,000 for the year ended December 31, 1995 and $92,000 for the year ended December 31, 1994, an increase of 136% resulting from a combination of higher interest rates and significantly higher average cash balances available for investment throughout 1995 as compared to 1994 resulting from financings during 1995.

  Research and development expenses decreased 13% to $3,014,000 for the year ended December 31, 1995 from $3,470,000 for the year ended December 31, 1994. The decrease was due to reductions in both product development expenses and clinical trial costs associated with the Company's bladder cancer diagnostic product which was submitted to the FDA in November 1994.

  Selling, general and administrative expenses increased 45% to $2,309,000 for the year ended December 31, 1995 from $1,592,000 for the year ended December 31, 1994. The increase primarily related to increased professional fees for the Company's patent protection applications and consulting fees as well as the establishment in February 1995 of an internal sales and marketing function and the expenses related to the launch of the Company's NMP22 Test Kit in certain countries in Europe in 1995 and the anticipated launch in the United States in 1996. The balance of the increase was attributable to expenses incurred for the relocation of the Company to larger facilities in Newton, Massachusetts during the latter part of 1995.

  The Company incurred a net loss of $4,083,000 for the year ended December 31, 1995, as compared to a net loss of $3,656,000 for the year ended December 31, 1994. The increased loss for the year ended December 31, 1995 was primarily a result of decreased revenues from license fees and increased selling, general and administrative expenses which were partially offset by a reduction in research and development expenses.

 Year Ended December 31, 1994 Compared with Year Ended December 31, 1993

  Collaborative research and development revenue, license fees and product sales increased to $1,314,000 for the year ended December 31, 1994 from $187,000 for the year ended December 31, 1993. Revenue generated from collaborative research and development and license fees in the year ended December 31, 1994 consisted of $720,000 in license fees from a marketing agreement with BII, $325,000 in license fees from a marketing agreement with Konica, $100,000 in milestone revenues from Hybritech relating to a funded development and marketing agreement and $68,000 in SBIR funding for the Company's prostate cancer research project. Matritech's revenue from collaborative research and development for the year ended December 31, 1993 consisted of $150,000 in milestone payments from Hybritech related to the same funded development and marketing agreement. Revenue from product sales increased 173% to $101,000 for the year ended December 31, 1994 as compared to $37,000 in 1993. This increase was primarily due to sales of the Company's NMP22 Test Kit in Japan to Konica.

  Interest and other income was $92,000 for the year ended December 31, 1994 and $81,000 for the year ended December 31, 1993, an increase of 14% resulting from a combination of higher interest rates and slightly higher average cash balances available for investment throughout 1994 as compared to 1993.

  Research and development expenses increased 27% to $3,470,000 for the year ended December 31, 1994 from $2,728,000 for the year ended December 31, 1993. Approximately 44% of the increase related to the transfer of personnel and related expenses to research and development to support product manufacturing. Approximately 35% of the increase was due to clinical trials for the Company's bladder cancer diagnostic product. The balance of the increase was primarily due to increased personnel costs, increased purchases of reagents and laboratory supplies and the increased rent and utilities expense resulting from the Company's expansion into larger facilities.

  Selling, general and administrative expenses decreased 13% to $1,592,000 for the year ended December 31, 1994 from $1,821,000 for the year ended December 31, 1993. In 1993, the Company expensed $59,000 of cost associated with an unsuccessful private placement. Excluding this item, general and administrative expenses decreased 10% which was primarily due to a transfer of personnel to research and development to support product manufacturing and decreased staffing in the marketing department in 1994.

  The Company incurred a net loss of $3,656,000 for the year ended December 31, 1994, as compared to a net loss of $4,281,000 for the year ended December 31, 1993. The decreased loss for the year ended December 31, 1994 was primarily a result of increased revenues from license fees, product sales, and SBIR funding. Increased expenses in research and development were partially offset by decreased expenses in operations and marketing.

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception, the Company has financed its operations primarily through private and public offerings of its securities and through funded development and marketing agreements. In September 1995, the Company received net proceeds of approximately $6,658,000 from the private sale of Common Stock. In December 1995, the Company received net proceeds of approximately $4,656,000 from the exercise of certain Common Stock warrants which the Company had called for redemption. During the quarter ended March 31, 1996, the Company received net proceeds of approximately $1,240,000 from the exercise of Common Stock warrants. In June 1995, the Company signed a product development and marketing option agreement with Bayer and received a $150,000 initial payment. Under this agreement, Matritech is eligible to receive further milestone and option payments upon the completion of specific product development milestones. In the year ended December 31, 1995, Matritech received $60,000 in milestone payments under this agreement. At March 31, 1996, the Company had cash and cash equivalents of $10,976,000 and working capital of $10,693,000.

  The Company's operating activities used cash of approximately $1,260,000, $4,188,000, $3,231,000 and $4,034,000 for the three months ended March 31,
1996 and the years ended December 31, 1995, 1994 and 1993, respectively, primarily to fund the Company's operating loss.

  The Company's investing activities used cash of approximately $67,000, $147,000 and $99,000 in the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994, respectively, primarily for purchases of equipment, leasehold improvements and certain intangible assets. The Company's investing activities provided cash of approximately $770,000 in the year ended December 31, 1993 from the sale of marketable securities partially offset by the purchases of equipment and leasehold improvements and certain intangible assets.

  Financing activities provided cash of approximately $1,294,000, $11,371,000, $4,648,000, and $3,397,000 in the three months ended March 31, 1996 and the years ended December 31, 1995, 1994 and 1993, respectively, primarily from the sale of equity securities and the exercise of stock options and warrants, net of payments of capital lease obligations.

  Capital expenditures totaled approximately $67,000 and $92,000 during the three months ended March 31, 1996 and the year ended December 31, 1995, respectively, which consisted primarily of computer systems, laboratory equipment and leasehold improvements to the Company's facilities in Newton, Massachusetts. The Company currently estimates that it will acquire approximately $270,000 of capital equipment during the remainder of the year ending December 31, 1996, consisting primarily of computer systems, laboratory equipment and office equipment.

  The Company may from time to time consider obtaining additional long-term funding for its operations from various sources including collaborative arrangements and additional public or private financings. The Company anticipates that its existing capital resources including working capital, interest thereon, and the proceeds from this offering will satisfy its capital needs at least through 1998. The survival of the Company in the long term, however, is dependent on its ability to generate revenue from sales of its products. There can be no assurance that such additional funding will be available on terms acceptable to the Company, if at all.

  The Company expects to incur continued research and development expenses and other costs, including costs related to clinical studies to commercialize additional products based on its NMP technology. The Company expects that such costs will increase in the fiscal year ending December 31, 1996 and will result in continued losses from operations. The Company may require substantial additional funds to complete new product development, conduct clinical trials and manufacture and market its products.

  The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the magnitude of these programs, progress with clinical trials for its diagnostic products, the time involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the ability of the Company to establish additional development and marketing arrangements to provide funding for research and development and funding to conduct clinical trials, obtain regulatory approvals, and manufacture and market certain of the Company's products. Should the Company pursue potential therapeutic applications of its technology beyond initial feasibility studies, substantial additional financing would also be required.

                                   BUSINESS

OVERVIEW

  Matritech develops, manufactures and markets innovative cancer diagnostic products based on its proprietary nuclear matrix protein ("NMP") technology. The nuclear matrix, a three dimensional protein framework within the nucleus of cells, plays a fundamental role in determining cell type by physically organizing the contents of the nucleus, including DNA. The Company has demonstrated that there are differences in the types and amounts of NMPs found in cancerous and normal tissue and believes the detection of such differences in NMPs provides important diagnostic information about cellular abnormalities, including cancer. Using its proprietary NMP technology and expertise, the Company is developing a series of non-invasive or minimally invasive cancer diagnostic tests for bladder, colorectal, prostate, cervical and breast cancer, among others, which the Company believes will be more accurate and allow for reduced treatment costs and a higher standard of patient care than currently available tests.

  NMP22 Bladder Cancer Test. The Company's first product based on its NMP technology, the Matritech NMP22 Test Kit for bladder cancer, is currently awaiting U.S. Food and Drug Administration ("FDA") approval to be marketed in the United States as a prognostic indicator for the recurrence of bladder cancer. In January 1996, the Company received notification from the FDA stating that the NMP22 Test Kit was approvable subject to certain conditions relating to the demographic composition of the subject population of Matritech's clinical trial. In response, the Company submitted data from additional subjects to the FDA in February 1996. Subject to FDA approval, the Company expects to begin marketing the NMP22 Test Kit in the United States during 1996. The NMP22 Test Kit is already commercially available in Europe, Asia (excluding Japan) and several other countries outside the United States.

  The Company believes the market opportunity for the NMP22 Test Kit is significant. There are over 560,000 people in the United States alive today who have been diagnosed with bladder cancer and there will be approximately 53,000 new cases diagnosed in 1996. In addition, the Company estimates that at least approximately 70,000 new cases of bladder cancer are diagnosed in Europe and Japan each year. More than 90% of patients diagnosed with bladder cancer are treated with surgery and generally are monitored quarterly for recurrence with cystoscopy. The current reimbursement rates for cystoscopy range from approximately $120 to approximately $590 depending upon the facility in which the procedure is performed. The Company has retained worldwide manufacturing rights for the NMP22 Test Kit as well as marketing rights in the United States. The Company has entered into exclusive distribution agreements for the NMP22 Test Kit in Japan and China and has agreements in principle for additional exclusive distribution arrangements in Germany and Italy.

  Colorectal Cancer Test. The Company is developing a blood-based test utilizing its NMP technology for the use in the management of colorectal cancer patients. In the United States, there are nearly 1.3 million people alive today who have been diagnosed with colorectal cancer and there will be approximately 133,000 new cases diagnosed in 1996. Furthermore, the Company estimates that at least a combined 200,000 new cases of colorectal cancer are diagnosed in Europe and Japan each year. Treatment for colorectal cancer generally involves surgical removal of the malignant portion of the colon or rectum, followed by biannual colonoscopic examination and quarterly testing of carcinoembryonic antigen ("CEA") levels. The cost of a colonoscopy procedure is over $500. The Company estimates that worldwide sales of CEA tests exceed $100 million annually. Matritech recently completed a preliminary study involving over 150 subjects which showed the clinical sensitivity of CEA in identifying subjects with colon cancer was 42% compared to 67% clinical sensitivity for the Company's NMP-based test. Based upon the higher sensitivity of the Company's test demonstrated in the preliminary study, the Company plans to begin a multicenter clinical trial involving an improved version of the test in the second half of 1996. The Company has retained worldwide manufacturing rights for its colorectal cancer assay as well as worldwide marketing rights outside of Japan and Taiwan.

  Prostate, Cervical and Breast Cancer Tests. The Company has also identified NMPs specific to prostate, cervical and breast cancer and is currently developing diagnostic tests based on its proprietary NMP technology for these cancers. Matritech is collaborating with Bayer Corporation ("Bayer") on the development of an automated diagnostic test for cervical cancer. The Company anticipates beginning preliminary clinical trials for its prostate and cervical cancer diagnostic tests during the second half of 1997. The Company plans to develop additional assays for lung, liver, pancreatic, stomach and renal cancers.

CANCER DIAGNOSTICS MARKET

  Over eight million people in the United States have been diagnosed with cancer and more than 1.2 million new cases are diagnosed annually. Among the most common cancers diagnosed each year (excluding skin cancers) are prostate, lung, breast, colorectal and bladder cancers. Cancer is a leading cause of death, accounting for one in four deaths in the United States. Current cancer treatments typically include surgery, radiation, chemotherapy or immunotherapy, or some combination thereof, and on-going patient monitoring for remission or recurrence of the disease. It is estimated that in the United States $35 billion is spent on diagnosing and treating cancer. Given the increasing costs associated with treating the disease as it progresses, accurate diagnostic tools for disease prognosis and monitoring are essential to cost-effective disease management.

  The cancer diagnostics market is comprised of several overlapping categories, each corresponding to a stage in the identification and management of the disease. The categories are screening, diagnosing, monitoring and evaluating prognosis. Screening tests and procedures, such as mammograms and Pap smears, are performed regularly on individuals who may have no evidence of ill health because the tests are effective in revealing hidden, asymptomatic disease. Screening tests do not yield a final diagnosis. An actual diagnosis of cancer is usually made after microscopic examination of a tissue biopsy. Following diagnosis, additional tests can be used to monitor the course of the disease and the patient's response to treatment. These monitoring tests may be repeated at regular intervals, often every three months, and may be continued for the life of an individual in order to detect the recurrence of cancer. In addition, diagnostic tests are also used to evaluate a patient's prognosis and to select appropriate therapy. Patients identified as having a high risk of recurrence will be monitored more closely and may receive more aggressive treatment. Generally, cancer diagnostic assays are not intended for screening or for diagnosis, but are intended to monitor patients with known disease or to make a prognosis related to the recurrence of cancer in previously treated patients. For example, prostate specific antigen ("PSA") was originally approved by the FDA in 1986 for monitoring prostate cancer and was not approved for screening asymptomatic individuals until 1995.

  Ideally, a cancer diagnostic assay for use in a clinical laboratory should be both sensitive and specific. Clinical sensitivity refers to the percentage of cases in which the assay correctly identifies the presence of disease. Clinical specificity refers to the percentage of cases in which the assay correctly identifies the absence of disease. Clinical sensitivity and specificity percentages reported from studies and trials of cancer diagnostic products may not be directly comparable, as results may be affected by the number of subjects studied, variability in the stages of disease present in the subject population and the demographic composition of the subject population, among other factors.

  Effective in vitro diagnostic assays can reduce the need for more invasive or expensive procedures for diagnosing cancer, such as surgery, biopsy, bone scans and in vivo imaging. There are only a limited number of FDA-approved in vitro cancer diagnostic tests currently available and the relatively low clinical sensitivity and specificity of these tests have limited their clinical utility. The Company believes that these tests suffer from inherent inaccuracies because they detect substances that are only indirectly correlated with the underlying cancer cells. As a consequence of low clinical sensitivity, these tests yield false negatives and many patients with cancer are not diagnosed early enough to receive effective treatment, resulting in additional costs and morbidity. Conversely, low clinical specificity yields false positives resulting in unnecessary, expensive and painful treatment of patients without malignant disease.

NMP TECHNOLOGY

  The Company believes that its NMP technology will allow it to develop cost-effective in vitro assays that are more accurate than those currently available. The nuclear matrix, a three-dimensional protein framework within the nucleus of cells, helps organize active genes ("DNA") in the nucleus. In this way, the nuclear matrix plays a fundamental role in determining cell type and cell function. Although the specific mechanisms of action are not yet fully understood, Matritech and independent scientists have demonstrated that there are differences in the types and amounts of NMPs found in cancerous and normal tissues and also among different types of normal cells. For example, during 1993 and 1994, three NMP-related scientific papers were published, two in Cancer Research and one in the Proceedings of the National Academy of Sciences, which described NMPs specific to prostate, breast and colon cancer tissues. These NMPs were shown to be present in 100% of the cancer tissue specimens examined, but were absent in all of the normal tissue specimens. Subsequent to these papers, the Company has examined numerous additional cancer tissue specimens with the same results. Matritech also has demonstrated that cell death, including cell death related to early tumor development, results in the release of NMPs into bodily fluids. As a result, elevated levels of NMPs may be found in the bodily fluids of cancer patients. The Company is not aware of any other cancer marker or class of markers which exhibit this level of clinical specificity and sensitivity.

  The Company uses its proprietary technology and expertise to identify, isolate and extract NMPs from cancerous and normal tissues. Following extraction, the Company's scientists characterize and sequence these cancer-specific NMPs, which generally are absent, or present at low levels, in the urine, blood and cells of healthy individuals. The Company then develops proprietary antibodies to these NMPs and incorporates the antibodies into industry-standard diagnostic formats, such as blood-based immunoassays.

  The Company's core NMP technology is licensed from Massachusetts Institute of Technology ("MIT"). Under the current terms of the Company's license from MIT, the Company's worldwide license is exclusive until December 31, 1999 (subject to extension), and non-exclusive thereafter, provided that the period of exclusivity will be extended until 2006, provided the Company obtains FDA approval for its first product based on the licensed patents by the end of 1997. The Company has made additional advances in NMP technology and has filed its own patent applications for related protection.

MATRITECH'S PRODUCTS AND PRODUCTS UNDER DEVELOPMENT

  The following table provides a summary of the status of Matritech's current and planned diagnostic products:


    NUCLEAR                   ESTIMATED
    MATRIX       CANCER   PREVALENCE IN THE
    PROTEIN       TYPE     UNITED STATES*                    STATUS
  -----------  ---------- ----------------- -----------------------------------------
  NuMA         Bladder          560,000     NMP22 Test Kit commercially available
                                            in Europe; awaiting FDA approval in U.S.
  NuMA         Colorectal     1,280,000     Begin clinical trials in 1996
  PC-1, D, AM  Prostate         560,000     Prostate cancer specific NMPs identified;
                                            antibodies in development
  CvC 2,3,5    Cervical         190,000     Cervical cancer specific NMPs identified;
                                            NMPs being characterized and sequenced
  BC 2,6,8     Breast         1,760,000     Breast cancer specific NMPs identified;
                                            NMPs being characterized and sequenced

 --------
 * Source: National Cancer Institute Fact Book (1992).


 The Matritech NMP22 Test Kit for Bladder Cancer

  The Company has developed and is marketing in Europe the NMP22 Test Kit as a prognostic indicator for recurrence of bladder cancer following treatment. In November 1994, the Company submitted a PMA application for the NMP22 Test Kit. In January 1996, the Company received a letter from the FDA stating that the NMP22 Test Kit was approvable subject to certain conditions requiring the Company to submit additional data to broaden the demographic makeup of the subject population on whom the Matritech NMP22 Test Kit had been studied. In response to this approvable letter, the Company submitted data from additional subjects to the FDA in February 1996. There can be no assurance that the additional subject data submitted by the Company will satisfy the conditions set forth in the FDA's approvable letter or that the FDA will not require the submission of even more clinical trial data. If no regulatory delays are encountered, and if the FDA approves the product, the Company expects sales of its first FDA approved diagnostic product in the United States in 1996. Sales of the NMP22 Test Kit began in certain countries in Europe in 1995.

  There are over 560,000 people in the United States alive today who have been diagnosed with bladder cancer, and there will be approximately 53,000 new cases diagnosed in 1996. The Company estimates that an aggregate of at least 70,000 new cases of the disease are diagnosed annually in Europe and Japan. More than 90% of patients diagnosed with bladder cancer are treated with surgery, either alone or in combination with localized chemotherapy, immunotherapy or radiation treatment. Following surgery, patients generally are monitored quarterly for recurrence by cystoscopy and urine cytology. The probability of recurrence of bladder cancer within five years after initial treatment is between 50% and 70%, with the majority recurring within the first year.

  Typically performed under anesthesia, cystoscopy is an invasive procedure in which a fiberoptic scope is inserted through the urethra into the bladder so that the urologist can view the inside of the bladder to search for protruding tumors or other unusual-looking growths that may be cancerous. The current reimbursement rates for cystoscopy range from approximately $120 to approximately $590 depending on the facility in which the procedure is performed. Cytoscopy is more effective in identifying protruding cancers than in detecting and monitoring flat cancers. Cystoscopy also cannot visualize certain surfaces of the bladder and urinary tract that may be affected by the most common bladder cancer, transitional cell carcinoma. In addition, cystoscopy involves risk of infection.

  Urine cytology is the microscopic analysis of cells collected from urine and is often used in conjunction with cystoscopy. Urine cytology can detect cancerous cells from tumors located beyond the field of view of a cystoscope, and from flat cancers that may be more difficult to identify by cystoscopy. However, the interpretation of urine cytology is subject to human error and its overall clinical sensitivity for all stages and grades of bladder cancer has been estimated at less than 40%. Moreover, it is far less effective in detecting the least aggressive forms of the disease, which represent the largest group of bladder cancer patients.

  Recently, the FDA approved the BTA diagnostic test as an aid in the management of bladder cancer patients. BTA is a qualitative urine-based diagnostic test. While more sensitive than urine cytology, a published study in the Journal of Urology indicates that the BTA test has a sensitivity of approximately 40%.

  Matritech has developed the NMP22 Test Kit, a quantitative, non-invasive urine test for bladder cancer which the Company believes may provide a cost-effective and more accurate alternative for the management of bladder cancer patients. The NMP recognized by this assay is the nuclear mitotic apparatus ("NuMA"), which is present in elevated amounts in certain cancer cells. The NMP22 Test Kit is intended to identify bladder cancer patients at risk of recurrence following surgery for transitional cell carcinoma. The NMP22 Test Kit requires the collection of urine samples from a patient, and then detects NMPs in the urine by immunoassay.

  The Company conducted an extensive clinical trial of the NMP22 Test Kit involving more than 1,000 subjects at 13 sites, including bladder cancer patients, patients with other cancers, patients with non-cancerous urinary conditions (such as urinary tract infections) and healthy subjects. In this trial, the NMP22 Test Kit exhibited clinical sensitivity of 70% and clinical specificity of 79%. Statistical analysis of the data from this trial revealed that a negative NMP22 test result for urine specimens obtained from a bladder cancer patient approximately 10 days after transurethral resection of his or her tumor was over 85% predictive of the absence of bladder cancer in that patient three to six months after treatment. The Company intends to conduct additional clinical trials to generate data for submission to the FDA of a monitoring claim for the NMP22 Test Kit, as well as a claim for screening certain high risk individuals.

  The Company believes that the use of the NMP22 Test Kit will enable urologists to manage bladder cancer patients with less invasive and less frequent procedures, thereby potentially reducing treatment costs while maintaining a high standard of patient care. The following diagram illustrates Matritech's clinical claim, which is the basis for its submission for FDA approval. If a bladder cancer patient's NMP22 value is low (less than or equal to 10 units per milliliter) 10 or more days after surgery, there is a high probability that the follow-up cystoscopic examination will not indicate a recurrence of disease. Using this information, the urologist may decide to postpone this exam in order to reduce the cost, anxiety and risk to the patient. Similarly, an NMP22 value greater than 10 units per milliliter indicates a higher risk that the follow-up cystoscopic examination will indicate a recurrence of disease, enabling the urologist to make more aggressive treatment decisions.



  [Shown is a flow chart illustrating the Company's clinical claim for its NMP22 Test Kit, which consists of four squares and two circles containing text, each connected by arrows indicating the logical relationship between them.]




  The Company has retained worldwide manufacturing rights for the NMP22 Test Kit, as well as all marketing rights in the United States, except that the Company has granted UroCor, Inc. ("UroCor") the right to be the Company's exclusive national reference laboratory customer for the NMP22 Test Kit until September 30, 1996. UroCor has an option to extend the period of exclusivity through December 30, 1996 upon the purchase of additional minimum quantities of NMP22 Test Kits. In June 1996, the Company and its then exclusive distributor in Europe terminated their distribution agreement for the NMP22 Test Kit. The Company has recently reached agreements in principle with two new distributors to be the exclusive distributors in Germany and Italy of Matritech-labeled NMP22 Test Kits in those countries. The Company will continue to seek additional distributors in Europe. The Company has also entered into exclusive distribution arrangements for the NMP22 Test Kit in China and with Konica Corporation ("Konica") in Japan. See "--Strategic Alliances."

 Colorectal Cancer Product

  Matritech is developing a blood-based test for use in the management of colorectal cancer patients and has recently completed a preliminary study in over 150 subjects, including both normal healthy volunteers and colon cancer patients. Based upon the assay's performance in this preliminary study, the Company expects to begin clinical trials in the second half of 1996.

  In the United States, there are nearly 1.3 million people alive today who have been diagnosed with colorectal cancer and there will be approximately 133,000 new cases of colorectal cancer diagnosed in 1996. The Company estimates that an aggregate of at least 200,000 additional cases of colorectal cancer are diagnosed annually in Europe and Japan. Treatment for colorectal cancer generally involves removal of the malignant portion of the colon or rectum. In some cases patients also undergo a six- or twelve-month course of chemotherapy. Monitoring colorectal cancer patients for recurrence generally involves biannual colonoscopic examination and quarterly testing of carcinoembryonic antigen ("CEA") levels.

  Colonoscopy allows the physician to visually inspect the entire colon and rectum for local recurrence, and to remove polyps or other tissue for biopsy. This procedure, however, is expensive, invasive and entails significant risks of complications including intestinal wall perforation. The cost of a colonoscopy procedure (including physician and facilities fees) is over $500 per procedure.

  CEA is a blood-based in vitro diagnostic test which has been approved by the FDA for use in the management of colorectal cancer patients, and is also commonly used in the management of breast cancer patients. However, CEA is elevated in less than half of patients with active colorectal cancer, and is seldom elevated when the disease is early stage or locally recurrent. By the time CEA is above normal levels, metastatic disease is frequently present. CEA also exhibits limited clinical specificity and may be elevated in persons without cancer, particularly those with certain liver and colon abnormalities and in smokers. Additionally, an estimated 25% of colorectal cancer patients cannot be monitored effectively with CEA due to false negatives associated with standard chemotherapy treatments. Despite its limitations, worldwide sales of CEA are estimated by the Company to exceed $100 million annually.

  If diagnosed at an early stage, the five-year survival rate for colorectal cancer patients is 90%, but drops to 63% once the cancer has spread to the lymph nodes and to 7% once it has metastasized to other organs. Consequently, the Company believes that an in vitro test that can accurately detect the early recurrence of colorectal cancer could contribute to a significant reduction in mortality.

  The Company has identified certain NMPs that are elevated in blood from patients with colorectal cancer. The Company has also demonstrated that the types and amounts of certain NMPs differ between colorectal cancer and normal colorectal tissues. The Company is using proprietary antibodies to detect one of these proteins, NuMA, and is developing an assay for colorectal cancer based on these antibodies.

  The Company has conducted a preliminary clinical study of its colorectal cancer assay, the data from which were presented at the Annual Meeting of the American Association for Cancer Research in April 1996. These data compared the detection of NuMA in the blood of colon cancer patients and healthy individuals to the levels of CEA in the same subjects. In this study, which involved 52 cancer patients and 96 normal individuals, the clinical sensitivity of CEA in identifying subjects with colon cancer was 42% compared to 67% clinical sensitivity for the NMP-based test. Following this study, the Company made certain technical modifications to this test resulting in improved sensitivity. Matritech plans to begin a multicenter clinical trial for this test in the second half of 1996. The results of this trial will be submitted to the FDA in order to seek approval to sell the product in the United States. Following manufacturing scale-up and FDA approval for export, the Company intends to begin selling the product in certain countries outside of the United States during the second half of 1996.

  The Company has retained worldwide manufacturing rights for its colorectal cancer assay, as well as all marketing rights in the United States. Yamanouchi Pharmaceutical Co., Ltd. ("Yamanouchi") currently has the option to obtain exclusive rights to the Company's colorectal cancer assay in Japan and Taiwan. The Company submitted the results of the preliminary trials of its colorectal cancer assay to Yamanouchi in accordance with the terms of the Company's agreement with Yamanouchi. Based on its evaluation of the data, Yamanouchi did not elect to proceed with the development and clinical testing of the Company's colorectal cancer product in Japan within the required time period (including a 30-day extension granted by the Company). Consequently, the Company has the option to terminate Yamanouchi's rights with respect to that product. If the Company should terminate such rights, the Company may need to seek a distributor for this product in Japan.

 Prostate Cancer Product

  Matritech is currently developing a blood-based test for prostate cancer and expects to begin in 1997 a clinical trial leading toward a submission for FDA approval. Prostate cancer is the most commonly diagnosed cancer in the United States (excluding non-melanoma skin cancer) and the second leading cause of cancer-related death in men. It is estimated that there are over one half million men alive today who have been diagnosed with prostate cancer in the United States and there will be approximately 317,000 new cases of prostate cancer diagnosed in 1996. The Company estimates that there are at least 160,000 and 5,000 new cases diagnosed in Europe and Japan, respectively, per year. Incidence rates have increased rapidly in recent years, and consequently, the prevalence of this disease may be much higher now than is reflected in the most currently available data.

  Treatment for prostate cancer depends on the stage of the disease at diagnosis including whether metastasis has occurred. Treatment includes total or partial removal of the prostate gland, radiation therapy or chemotherapy, surgical or chemical castration and hormone therapy. In cases involving less aggressive forms of the disease, patients may be monitored for disease progression in lieu of undergoing treatment. Monitoring for recurrence involves measuring PSA levels, usually quarterly, frequent physical exams, and in some cases imaging of the prostate, usually by transrectal ultrasound. If metastatic disease is suspected, other imaging procedures, such as a bone scan, may be performed.

  Increases in PSA levels can be a good indication of recurrence of this disease, especially in patients who have undergone total prostatectomy and should have no detectable PSA. PSA levels, however, are depressed in patients undergoing hormonal therapy and therefore PSA cannot be used to monitor these patients for recurrence. Hormonal therapy is becoming more common, especially in older men diagnosed with very early stage disease. Imaging procedures are expensive and not very sensitive for localized disease or specific, showing lesions that may be scar tissue or other non-malignant structures. Consequently, the Company believes that an alternative in vitro diagnostic test, that is not subject to the limitations of PSA, would be useful in the management of prostate cancer.

  In 1995, Hybritech obtained approval from the FDA to market PSA in the United States for screening asymptomatic individuals. The manufacturers of PSA tests have designated a range of PSA levels which indicates an intermediate weak-positive result, and individuals with such weak-positive results are routinely biopsied. Reports in the clinical literature indicate that approximately 75% of such individuals do not have cancer but must undergo the expensive and invasive biopsy procedure. Despite this limitation, a large market for PSA has developed and one industry source has estimated that the annual worldwide sales of PSA currently exceed $200 million, with sales in the United States accounting for approximately one-half of that amount.

  The Company began a collaboration in 1992 with investigators from The Johns Hopkins University School of Medicine ("Hopkins") to produce antibodies to a prostate cancer specific NMP ("PC-1") for use in an immunoassay product for prostate cancer, as well as for research purposes. In August 1993, the Company obtained an exclusive, worldwide, royalty-bearing license from Hopkins to patent rights covering certain NMPs that have potential clinical utility in managing prostate cancer. In published research, investigators at Hopkins reported that the level of one of these NMPs, PC-1, was elevated in all of the limited number of prostate cancer specimens that were examined but in none of the benign or normal specimens.

  In an effort to complement the work done at Hopkins, the Company began sponsoring the research of scientists at the University of Pittsburgh ("Pittsburgh") in March 1996 regarding additional prostate cancer specific NMPs. As a result of this financial support, the Company obtained a right of first refusal to an exclusive royalty-bearing license to inventions and/or discoveries arising out of this research. Certain of these NMPs were shown by the Pittsburgh scientists to be related to the metastatic potential of prostate cancer cells in rats. The Pittsburgh scientists have demonstrated that antibodies raised against these metastatic-related NMPs reacted with malignant human prostate tissues. Furthermore, the Pittsburgh scientists believe that these NMPs may be useful in clinically differentiating metastatic from non-invasive tumors.

  Matritech intends to develop a blood and/or tissue-based prostate cancer test using the NMPs identified either by Hopkins or Pittsburgh and to conduct preliminary and clinical trials leading toward a submission for FDA approval. The Company has retained worldwide manufacturing and marketing rights for its prostate cancer assay.

 Cervical Cancer Product

  Matritech is developing a test for cervical cancer screening in collaboration with Bayer, one of its corporate partners. Bayer provided funding to Matritech for the identification of cervical cancer specific NMPs and is continuing to fund development of monoclonal antibodies which recognize malignant and pre-malignant or dysplastic cervical cancer cells. These antibodies will be used in clinical laboratories, in conjunction with instruments developed by Bayer, to automate the review and evaluation of cervical cells. This system will initially be designed as a complement to the Pap smear procedure.

  The Company estimates that more than 50 million Pap smears are performed annually in the United States at a laboratory cost estimated by the Company to be in excess of $600 million. The Company estimates that at least an additional 59 million tests are performed annually in the rest of the world.

  The Pap smear test relies on the judgment of cytotechnologists and cytopathologists and has deficiencies which can result in false negative rates as high as 20%. Cytotechnologists use a microscope to examine cells obtained in Pap smears for evidence of abnormality. Slides containing suspicious cells are referred to a cytopathologist for further evaluation. If the cytopathologist confirms the presence of abnormal cells, then a gynecologist will collect a tissue biopsy to be used for a final diagnosis. Cytotechnologists may examine up to 50,000 cells per slide on 100 slides per day. Consequently, fatigue is a known contributor to error rates. The Company believes that a significant component of the error rate relates to the inability of cytotechnologists to visually identify malignant cells. The Company also believes that the accuracy of cytology could be improved and that the test could become more automated with the use of antibodies specific to NMPs present in malignant and premalignant cervical cells and absent from the cells of normal cervical tissue. Using its proprietary technology, the Company has identified cervical cancer specific NMPs which it intends to use as the targets for its cervical cancer product.

  Under the terms of the Company's agreement with Bayer, Bayer has the option, upon payment to Matritech, to acquire exclusive worldwide rights to distribute the cervical cancer assay for automated systems and non-exclusive worldwide rights for a manual assay product. Matritech has maintained worldwide manufacturing rights to its cervical cancer product. See "--Strategic Alliances."

Breast Cancer Product

  Matritech has identified breast cancer specific NMPs and is developing a blood-based test for breast cancer. In the United States, it is estimated that one in eight women will develop breast cancer in her lifetime and that there are nearly 1.8 million women alive who have been diagnosed with the disease. An estimated 186,000 new cases are diagnosed in the United States every year and approximately 190,000 additional cases are diagnosed annually in Europe and Japan. Breast cancer is the second leading cause of cancer-related death among women, causing approximately 45,000 deaths each year.

  Treatment for breast cancer depends on the extent and biological characteristics of the disease. Under the typical treatment protocol, the malignant tissue in the breast is removed, either by lumpectomy or mastectomy, and axillary lymph nodes are dissected for pathological examination. Chemotherapy or hormonal therapy is generally recommended regardless of the extent of disease at diagnosis. Women are monitored for recurrence with frequent mammographic examinations of any remaining breast tissue and physical examinations for local recurrence at the incision site. If metastatic disease is suspected, other imaging procedures, such as bone scans, are performed. Current methods for monitoring breast cancer are expensive, provide limited prognostic information and do not detect metastic disease early enough to permit effective treatment. A mammographic examination will generally detect localized malignant disease, but is unable to detect early metastatic disease, when it may be treated effectively with chemotherapy.

  In March 1996, the FDA approved a blood-based test for recurrence of breast cancer. This test, TRUQUANT BR RIA, is the first test for detecting a tumor marker indicating the presence of breast cancer that the FDA has approved for sale. The manufacturer of the test asserts that the test can detect the recurrence of breast cancer in women previously treated for tumors that have spread to the lymph nodes. The Company believes that, based on other non-approved tests using the same marker, the clinical sensitivity of this test is less than 60%. Consequently, the Company believes that a more sensitive test for breast cancer would be useful in managing breast cancer patients.

  The Company has identified certain NMPs present in breast cancer tissue and absent in normal tissue. Matritech will develop antibodies reactive with these NMPs and evaluate these antibodies on patient blood samples. The Company intends to select antibodies to be used in assays and conduct clinical trials to generate data required to apply for FDA approval of such assays. Matritech believes that the distinctive NMP patterns found in breast cancer cells and the Company's ability to detect these NMPs in blood may enable it to develop a more accurate breast cancer blood assay intended to improve patient management.

  The development and marketing of the Company's breast cancer products are covered by agreements with AB Sangtec Medical ("Sangtec") and Yamanouchi, which give Sangtec exclusive rights to market the Company's breast cancer product in Europe and Yamanouchi exclusive rights to market the Company's breast cancer product in Japan and Taiwan. The Company has retained worldwide manufacturing rights for its breast cancer assay, as well as all marketing rights in the United States. See "--Strategic Alliances."

 Other Cancer Diagnostics Products

  In addition to the Company's NMP22 Test Kit and its colorectal, prostate, cervical and breast cancer products under development, the Company also intends to develop diagnostic assays based on its proprietary NMP technology for lung, liver, pancreatic, stomach and renal cancers.

 Potential Therapeutic Products

  In the ongoing development of its cancer diagnostic products, Matritech has gained expertise in isolating and characterizing NMPs and has demonstrated the ability to determine unique DNA and protein sequences associated with certain NMPs. Matritech believes this expertise provides unique opportunities to further understand how NMPs help control cell identity, behavior and growth. The Company also believes that an increased understanding of the role NMPs play in these processes may allow for the development of NMP-based cancer therapeutics.

  Although Matritech has not yet expended significant resources on therapeutic applications of its NMP technology, the Company is pursuing several programs intended to establish the feasibility of NMP-based cancer therapeutic products. These include programs to determine the DNA sequences of cancer-related NMPs, a project demonstrating the ability to arrest the growth of cancer cells using DNA "anti-sense" technology and a project designed to confirm the feasibility of blocking the function of a target-regulatory NMP.

STRATEGIC ALLIANCES

  To accelerate the early research and development of its products, the Company has pursued a strategy of entering into strategic alliances to fund research and development programs for selected cancer assays. These agreements typically involve up-front and milestone payments in exchange for the right to obtain exclusive distribution rights in selected geographical markets. In order to retain control of its core NMP technology, the Company has not licensed or sublicensed any of its technology to third-parties. The Company has retained manufacturing rights for its NMP22 Test Kit and all other product candidates, except for certain rights that could be granted to certain of its corporate partners if the Company fails to deliver required quantities of product. Under the terms of these funded development arrangements and other distribution arrangements discussed below, the Company's partners purchase finished products or components from Matritech at prices based on Matritech's list price, local reimbursement rates or the partners' net selling price.

  Konica. In 1994, the Company entered into a distribution agreement with Konica. The Konica agreement grants exclusive distribution rights in Japan for the NMP22 Test Kit in exchange for $325,000 in licensing fees. Under the terms of its agreement with Konica, Matritech will sell NMP22 Test Kits to Konica for resale in Japan at prices based on Japanese reimbursement rates. Konica is responsible for obtaining the necessary approvals from the Japanese Ministry of Health and Welfare ("Koseisho") to import and sell the NMP22 Test Kit. Clinical trials must be conducted in Japan and the results submitted to Koseisho prior to obtaining such approvals. Konica has limited manufacturing rights if the Company fails to deliver required quantities.

  Bayer. In June 1995, Matritech signed a joint development and distribution agreement with Bayer and received an initial payment of $150,000. Under the terms of the agreement, Bayer provided funding to Matritech for the identification of cervical cancer-specific NMPs and is currently funding the development of monoclonal antibodies which recognize malignant and pre-malignant or dysplastic cervical cancer cells. These antibodies will be used in clinical laboratories, in conjunction with instruments developed by Bayer, to automate the review and evaluation of cells obtained from cervical smears. Under the terms of the Company's agreement with Bayer, Bayer has the option, upon payment to Matritech, to acquire exclusive worldwide rights to distribute the cervical cancer assay for automated systems and non-exclusive worldwide rights for a manual assay product. If Bayer exercises its option, it would purchase components from Matritech (unless Matritech fails to meet Bayer's product delivery requirements) and would pay Matritech a percentage of Bayer's net selling price. In the year ended December 31, 1995, the Company received $60,000 in milestone payments under this agreement.

  Yamanouchi. In 1991, Matritech and Yamanouchi entered into a development and supply agreement for the development of seven serum assays (breast, colorectal, lung, liver, pancreatic, stomach and renal cancers) for exclusive sale by Yamanouchi in Japan and Taiwan. The agreement provides for development payments to the Company by Yamanouchi to be paid upon the accomplishment of certain milestones. Matritech has received $1 million in milestone payments to date. Yamanouchi did not make any payments to the Company in 1995. In January 1996, the Company submitted the results of the preliminary trials of its colorectal cancer assay to Yamanouchi in accordance with the terms of the agreement. Based on its evaluation of the data, Yamanouchi did not elect to proceed with the development and clinical testing of the Company's colorectal cancer product in Japan within the required time period (including a 30-day extension granted by the Company). Consequently, the Company has the option to terminate Yamanouchi's rights with respect to that product. The purchase price for any products distributed by Yamanouchi will be based on Yamanouchi's net selling price.

  Sangtec. In 1990, Matritech and Sangtec, a Swedish company, entered into a development and supply agreement which provides for the payment by Sangtec to Matritech of up to $700,000 for the development of breast cancer products, of which $60,000 has been paid to Matritech as of December 31, 1995. The development payments are to be made over time, upon the successful achievement of certain technical milestones by Matritech and Sangtec. Sangtec has the exclusive right to market in Europe any breast cancer serum assay developed under the agreement. The purchase price to be paid to the Company for any products distributed by Sangtec will be based on Sangtec's net selling price. Sangtec has limited manufacturing rights if the Company fails to meet Sangtec's product delivery requirements.

MARKETING AND SALES

  The Company has retained all rights to sell all of its products in the United States, except for products for the automated detection of cervical cancer, for which Bayer has an option to acquire exclusive rights. Matritech intends to sell its NMP22 Test Kit in the United States to clinical laboratories using its own direct sales force. The Company has two sales representatives who are in training in anticipation of FDA approval of the NMP22 Test Kit. The Company intends to expand this sales force as sales of the NMP22 Test Kit may warrant or if new products are added. The Company may use one or more distributors for sales to low-volume customers.

  In foreign markets, the Company initially plans to use distributors, but may establish its own sales offices when international sales warrant such a direct presence. Matritech currently has funded development and marketing agreements pursuant to which the Company has granted co-exclusive or exclusive rights to distribute the resulting products in exchange for product development funding. See "--Strategic Alliances."

THIRD-PARTY REIMBURSEMENT

  The Company's ability to successfully commercialize its potential products will depend in part on the extent to which reimbursement for the cost of such products will be available from government health administration authorities, private health insurers and other third-party payors. The Company believes that FDA approval of a diagnostic product facilitates third-party reimbursement, but there can be no assurance that reimbursement will be available for such products or, if available, that it will be adequate.

  In the case of private insurance, the reimbursement of any medical device, whether approved, or for investigational use only or for research use, is at the sole discretion of the patient's individual carrier. The decision to reimburse can be made on a case-by-case basis (as is done for research therapies) or on a system-wide basis (such as screening mammography). Historically, the decision to reimburse for a new medical procedure is made by the carrier's medical director or review committee. This group will base their reimbursement decision on published clinical data and information by the treating physicians. Even if a procedure has been approved for reimbursement, there are no assurances that the insurance carrier will continue to reimburse the procedure.

  Health care reform is an area of continuing national attention and a priority of many governmental officials. Certain reform proposals, if adopted, could impose limitations on the prices the Company will be able to charge in the United States for its products or the amount of reimbursement available for the Company's products from governmental agencies or third-party payors.

MANUFACTURING AND FACILITIES

  The Company currently assembles its test kits in its 22,500 square-foot facility in Newton, Massachusetts and relies on subcontractors for certain components and processes. The Company's lease is for a term of five years and expires on December 31, 2001. The annual base rent for each year of the term is $230,625. The Company believes that its current facilities are adequate to satisfy the Company's needs as it expands its manufacturing capabilities for at least the next two years, including the initial phases of commercial production. Thereafter, the Company may be required to establish additional manufacturing facilities elsewhere. There can be no assurance that the Company will be able to extend its lease or lease other space on reasonable terms. The Company has retained all manufacturing rights, except for certain rights that could be granted to certain of its corporate partners if the Company fails to perform under its agreements with those corporate partners. See "--Strategic Alliances."

  The Company currently relies on sole suppliers for certain key components for its NMP22 Test Kit. In the event that the components from such suppliers should become unavailable for any reason, the Company would seek alternative sources of supply, which may entail making regulatory submissions and obtaining regulatory approvals from the FDA or such alternative suppliers. Although the Company attempts to maintain an adequate level of inventory to provide for these and other contingencies, should its manufacturing process be disrupted as a result of a shortage of key components or a revalidation of new components, there can be no assurance that the Company would be able to meet its commitments to customers. The Company is also subject to the FDA's GMP requirements. See "--Government Regulation."

COMPETITION

  Matritech is not aware of any other company using NMP technology to develop diagnostic or therapeutic products. However, competition in the development and marketing of cancer diagnostics and therapeutics, using a variety of technologies, is intense.

  There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of clinical cancer diagnostic products. Many of these organizations have financial, manufacturing, marketing and human resources greater than those of the Company. Matritech expects that its diagnostic products will compete largely on the basis of clinical utility, accuracy (sensitivity and specificity), ease of use and other performance characteristics, price, and patent position, as well as on the capabilities of the Company and its marketing partners.

  The Company expects that certain of its assays will compete with existing FDA-approved assays, including BTA, which was recently approved for monitoring bladder cancer, CEA, which is used primarily for monitoring colorectal and breast cancers, PSA, which is used primarily for monitoring and screening prostate cancer, and TRUQUANT BR RIA, which is used for monitoring breast cancer. Matritech is also aware of a number of companies exploring the application of oncogene technology to cancer diagnostics.

  A number of companies are attempting to develop automated instruments for Pap smear analysis that would compete with the cervical cancer product that the Company is developing with Bayer. These companies are computerizing image analysis techniques to automate much of the work currently done by cytotechnologists. To date, two of these instruments have been approved by the FDA for rescreening Pap smear slides previously identified by a cytotechnologist as normal. It is not known if or when such instruments will be approved for initial screening.

  The Company's diagnostic products will also compete with more invasive or expensive procedures such as surgery, bone scans, magnetic resonance imaging ("MRI") and other in vivo imaging techniques. Matritech believes that its products, if successfully commercialized, will contribute to improved patient management and lower overall costs, by providing accurate information and, in some cases, by providing an alternative to these invasive or costly procedures.

  Should the Company decide to develop and seek to market therapeutic products, competition will be based, among other things, on product efficacy, safety, reliability, price and patent position as well as the state of the industry and capabilities of the Company, future marketing partners and competitors.

  In addition, there can be no assurance that competing diagnostic and therapeutic products based on other technologies will not be introduced by other companies and adversely affect the competitive position of the Company.

PATENTS, LICENSES AND TRADE SECRETS

  Matritech's diagnostic technology is protected by three United States patents expiring in 2006, with corresponding foreign patents granted and/or patent applications pending in Canada and selected countries in Europe and the Far East. The NMP technology owned by MIT, is licensed to Matritech worldwide in exchange for royalties payable until the expiration of underlying patent rights. MIT has licensed its patent rights to Matritech on an exclusive basis through 1999, which exclusivity will be extended until the expiration of all patent rights in 2006 provided the Company obtains FDA approval for its first product based on the licensed patents by the end of 1997.

  The protection offered by these patents extends to the detection and measurement of NMPs, or associated nucleic acids, using antibody or gene probe formats, as well as to certain assay methods exploiting NMPs. MIT has voluntarily applied for the reissue of one of its patents which seeks to strengthen its protection of NMP technology. Matritech has filed additional United States patent applications on related NMP advances and corresponding applications under the Patent Cooperation Treaty designating Canada, Australia and selected countries in Europe and the Far East. The Company currently has 11 applications on file in the United States on these disclosures. The Company intends to file additional patent applications in the future. The Company believes that any patents that may issue from its applications will provide competitive protection for its products after expiration of its license from MIT. The Company also intends to rely on its unpatented proprietary information to maintain and develop its commercial position.

  In 1993, the Company obtained an exclusive, worldwide, royalty-bearing license from The Johns Hopkins University to patent rights covering certain NMPs that scientists at Hopkins have reported to be specific to prostate cancer.

  In March 1995, the Company obtained an exclusive, worldwide, royalty-bearing license from Yale University to patent rights covering Yale University's discovery of a new group of proteins which interact with structural components of the nuclear matrix. Beginning in 1997, Matritech is required to make minimum royalty payments to Yale University under this agreement.

GOVERNMENT REGULATION

 Diagnostic Products

  The medical devices to be marketed and manufactured by the Company are subject to extensive regulation by the FDA, and, in some instances, by foreign governments. Pursuant to the Federal Food, Drug and Cosmetic Act of 1976, as amended, and the regulations promulgated thereunder (the "FDC Act"), the FDA regulates the clinical testing, manufacture, labeling, distribution, and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals, and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by the Company.

  In the United States, medical devices and diagnostics are classified into one of three classes (class I, II, or III) on the basis of the controls deemed necessary by the FDA to reasonably assure their safety and effectiveness. Under FDA regulations, class I devices are subject to general controls (for example, labeling, premarket notification and adherence to GMPs) and class II devices are subject to general and special controls (for example, performance standards, postmarket surveillance, patient registries, and FDA guidelines). Generally, class III devices are those which must receive PMA by the FDA to ensure their safety and effectiveness (for example, life-sustaining, life-supporting and implantable devices, or new devices which have not been found substantially equivalent to legally marketed devices).

  Before a new device can be introduced into the market, the manufacturer must generally obtain marketing clearance through the filing of either a 510(k) notification or a PMA. A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed class I or II medical device, or to a class III medical device for which the FDA has not called for a PMA. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device, or that additional information or data are needed before a substantial equivalence determination can be made. A request for additional data may require that clinical studies of the safety and efficacy of the device be performed.

  Commercial distribution of a device for which a 510(k) notification is required can begin only after the FDA issues an order finding the device to be "substantially equivalent" to a predicate device. It generally takes from four to twelve months from submission to obtain a 510(k) clearance, but may take longer. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device, or that additional information is needed before a substantial equivalence determination can be made.

  A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed class I or class II device, or if it is a class III device for which the FDA has called for PMAs. A PMA application must be supported by valid scientific evidence which typically includes clinical trial data to demonstrate safety and the effectiveness of the device. The PMA application must also contain the results of all relevant bench tests, laboratory and animal studies, a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device, as well as proposed labeling.

  Upon receipt of a PMA application, the FDA makes a threshold determination as to whether the application is sufficiently complete to permit a substantive review. If the FDA determines that the PMA application is sufficiently complete to permit a substantive review, the FDA will accept the application for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the PMA. An FDA review of a PMA application generally takes one to two years from the date the PMA application is accepted for filing, but may take significantly longer. The review time is often significantly extended as a result of the FDA requiring more information or clarification of information already provided in the submission. During the review period, an advisory committee, typically a panel of clinicians and/or other appropriate experts in the relevant fields, will likely be convened to review and evaluate the application and provide recommendations to the FDA as to whether the device should be approved. The FDA is not bound by the recommendations of the advisory committee but generally follows them. Toward the end of the PMA review process, the FDA generally will conduct an inspection of the manufacturer's facilities to ensure that the facilities are in compliance with applicable GMP requirements.

  If the FDA's evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions which must be met in order to secure final approval for sale of the device. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter, authorizing commercial marketing of the device for certain indications. If the FDA's evaluations of the PMA application or manufacturing facilities are not favorable, the FDA will deny approval of the PMA application or issue a "not approvable letter." The FDA may also determine that additional clinical trials are necessary, in which case PMA approval may be substantially delayed while additional clinical trials are conducted and submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

  Once a device has successfully completed the PMA approval process, modifications to the device, its labeling, or manufacturing process may require approval by the FDA of PMA supplements or new PMAs. Supplements to a PMA often require the submission of the same type of information required for an initial PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA.

  Although clinical investigations of most devices are subject to the investigational device exemption ("IDE") requirements, clinical investigations of in vitro diagnostic ("IVDs") tests are exempt from the IDE requirements, including FDA approval of investigations, provided the testing is non-invasive, does not require an invasive sampling procedure that presents significant risk, does not introduce energy into a subject, and the tests are not used as a diagnostic procedure without confirmation of the diagnosis by another medically established diagnostic product or procedure. IVD manufacturers must also establish distribution controls to assure that IVDs distributed for the purposes of conducting clinical investigations are used only for that purpose. Pursuant to current FDA policy, manufacturers of IVDs labeled for investigational use only ("IUO") or research use only ("RUO") are encouraged by the FDA to establish a certification program under which investigational IVDs are distributed to or utilized only by individuals, laboratories, or health care facilities that have provided the manufacturer with a written certification of compliance indicating that (1) the device will be used for investigational or research purposes only, and (2) results will not be used for diagnostic purposes without confirmation of the diagnosis under another medically established diagnostic device or procedure. In addition, the certification program requirements for IUO products should include assurances that all investigations or studies will be conducted with approval from an institutional review board ("IRB"), using an IRB-approved study protocol and patient informed consent and that the device will be labeled in accordance with the applicable labeling regulations. Sponsors of clinical trials are permitted to sell those devices distributed in the course of the study provided such compensation does not exceed recovery of the costs of manufacture, research, development and handling.

  In November 1994, the Company submitted a PMA application for its Matritech NMP22 Test Kit as a prognostic indicator for bladder cancer (i.e., as a predictor of bladder cancer recurrence following therapy, such as surgical excision of cancerous tissue). In January 1996, the Company received a letter from the FDA stating that the NMP22 Test Kit was approvable subject to certain conditions requiring the Company to submit additional data to broaden the demographic makeup of the subject population on whom the Matritech NMP22 Test Kit had been studied. In response to this approvable letter, the Company submitted data from additional subjects to the FDA in February 1996. There can be no assurance that the additional subject data submitted by the Company will satisfy the conditions set forth in the FDA's approvable letter or that the FDA will not require the submission of even more clinical trial data. There can be no assurance that data and information submitted by the Company in the original PMA application or in response to the FDA's approvable letter, will adequately demonstrate the safety and effectiveness of the Matritech NMP22 Test Kit to obtain approval of the PMA application from the FDA.

  Any products manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences with the use of the device. Device manufactures are required to register their establishments and list their devices with the FDA, and are subject to periodic inspections by the FDA and certain state agencies. The FDC Act requires devices to be manufactured in accordance with GMP regulations which impose certain procedural and documentation requirements upon the Company with respect to manufacturing and quality assurance activities.

  Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. If approved, the NMP22 Test Kit may only be promoted by the Company as a prognostic indicator. The FDA actively enforces regulations prohibiting the promotion of devices for unapproved uses and the promotion of devices for which premarket clearance or approval has not been obtained. Consequently, the Company cannot promote the NMP22 Test Kit for cancer screening or for any other unapproved use. Failure to comply with these requirements can result in regulatory enforcement action by the FDA that would adversely affect the Company's ability to conduct testing necessary to obtain market clearance for these products and, consequently, could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company and its products are also subject to a variety of state laws and regulations in those states or localities where its products are or will be marketed. Any applicable state or local regulations may hinder the Company's ability to market its products in those states or localities. Manufacturers are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations now or in the future or that such laws or regulations will not have a material adverse effect upon the Company's ability to do business.

 Foreign Sales

  Export of unapproved products subject to the PMA requirements must be approved in advance by the FDA for export unless they are approved for use by the regulatory authorities in any member community of the European Community, and certain other countries in which case they may be exported to any country without FDA approval. To obtain FDA export approval, when it is required, certain requirements must be met and information must be provided to the FDA, including, with some exceptions, documentation demonstrating that the product is approved for import into a country to which it is to be exported and safety data from animal or human studies. There can be no assurance that FDA will grant export approval when such approval is necessary, or that the countries to which the devices are to be exported will approve the devices for import. Failure on the part of the Company to obtain export approvals, when required, could significantly delay and impair the Company's ability to continue exports of its devices and could have a material adverse effect on the Company's business, financial condition or results of operations.

  The introduction of the Company's developmental-stage test products in foreign markets will also subject the Company to foreign regulatory clearances which may impose additional substantial costs and burdens. International sales of medical devices are subject to the regulatory requirements of each country. The regulatory review process varies from country to country. Many countries also impose product standards, packaging requirements, labeling requirements and import restrictions on devices. In addition, each country has its own tariff regulations, duties and tax requirements. In Germany, where the Company began selling its NMP22 Test Kit for bladder cancer in 1995, no regulatory approval comparable to the U.S. PMA is required prior to public sale of diagnostic products. In Japan, where the Company's distributor for NMP22, Konica, is responsible for obtaining the necessary approvals from Koseisho to import and sell the NMP22 product, clinical trials must be conducted and the results submitted to Koseisho prior to obtaining such approvals. The process of obtaining Koseisho approval in Japan may require as much time as to obtain a PMA in the U.S.

  The approval by the FDA and foreign government authorities is unpredictable and uncertain and no assurance can be given that the necessary approvals or clearances will be granted on a timely basis or at all. Delays in receipt of, or a failure to receive, such approvals or clearances, or the loss of any previously received approvals or clearances, could have a material adverse effect on the business, financial condition and results of operations of the Company.

  Changes in existing requirements or adoption of new requirements or policies could adversely affect the ability of the Company to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with laws and regulations in the future or that laws or regulations will not have a material adverse effect upon the Company's business, financial condition or results of operations. See "Risk Factors--Risks Associated with Extensive Government Regulation."

 CLIA

  Pursuant to the Clinical Laboratory Improvement Amendments ("CLIA"), the FDA will assign a complexity category to each new in vitro diagnostic test. This category will determine the rigor of quality control that must be followed by purchasers and users of the device and, thus, can affect purchasing decisions of laboratories and hospitals. In addition, as part of the premarket review process, manufacturers must establish that the device's quality control instructions are commensurate with CLIA quality control requirements for that device. The review period for in vitro diagnostic tests may be extended due to these new CLIA requirements.

 Therapeutic Products

  To obtain FDA approval for a new (non-biological) drug or biological drug, a company must first conduct pre-clinical studies in the laboratory and in animal models to gain preliminary information about a product's safety. This pre-clinical stage can take several years to complete and there can be no assurance that such pre-clinical studies will be supportive of a product submission to the FDA. Following pre-clinical testing, clinical trials are conducted, typically in three sequential phases, although the phases may overlap. The process of completing clinical testing can take a number of years and require the expenditure of substantial resources. Additionally, the length of time it takes for the FDA to evaluate an application for marketing approval varies considerably as does the amount of pre-clinical and clinical data required to demonstrate the safety and efficacy of a specific product. Generally, biological drugs are regulated more rigorously than are other drugs.

  The process currently required by the FDA before a new human non-biologic drug or biological drug product may be marketed in the United States includes
(i) successful conclusion of pre-clinical laboratory and animal tests, (ii) filing with the FDA of an Investigational New Drug ("IND") application to conduct human trials for drugs or biologic products, which must become effective before human trials for drugs or biologic products, which must become effective before human clinical trials may commence, (iii) successful completion of adequate and well-controlled human clinical investigations to establish the safety and efficacy of the drug or, in the case of a biologic, to establish that it is safe, pure, potent and effective for its recommended conditions of use and (iv) filing by the Company and approval by the FDA of a New Drug Application ("NDA") for a non-biologic drug product, or a Product License Application ("PLA") and an Establishment License Application ("ELA") for a biological drug product. In addition to obtaining FDA approval for each product, each manufacturing establishment must receive a satisfactory inspection by the FDA. The prospective manufacturer's quality control and manufacturing procedures must conform to the FDA's drug GMP regulations, which must be followed at all times. Biologics are subject to separate GMP requirements in addition to drug GMPs, and also usually are subject to lot-by-lot release requirements. In complying with standards set forth in these GMP regulations, manufacturers must continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance.

  Any therapeutic products that the Company may develop would likely be subject to regulation by the FDA as either a new drug or biologic. Development and approval of new drugs or biologics within these regulatory frameworks takes a number of years, involves the expenditure of substantial resources and is uncertain. Many drug and biologic products that initially appear promising ultimately do not reach the market because they are not found to be safe or effective or cannot meet other stringent FDA regulatory requirements. In addition, there can be no assurance that the current regulatory framework for approval of new drugs and biologics will not change or that additional regulations will not arise at any stage of the Company's product development of such products that may affect approval, delay the submission or review of an application or license or require additional expenditures by the Company.

  Further, in order to hold Product and Establishment Licenses for a biologic, Matritech would have had to participate in the manufacturing process for that product to a significant degree. The FDA recently has changed its regulations in regard to manufacturing. The Company believes that these regulations would not permit it to hold PLA/ELA without performing significant manufacturing operations. Historically, the FDA has taken three to five years to review drug and biologic product applications. Additionally, after review of the initial application, the FDA may request additional data requiring new non-clinical and clinical studies. Also, the FDA will require postmarket reporting and may require surveillance programs to monitor the side effects of the drug or biologic product.

  Pursuant to the Prescription Drug User Fee Act of 1992, drug manufacturers will be required to pay three types of user fees: (1) a one-time application fee for approval of a prescription NDA or PLA; (2) an annual product fee imposed on prescription drug products after FDA approval; and (3) an annual establishment fee imposed on facilities used to manufacture prescription drugs. There are exemptions for certain products, and deferrals of payment and significant discounts for small business. It also is possible that as part of health care reform, these user fees will be increased and/or extended to other products, including devices.

  Therapeutic products that may be developed by the Company and sold outside the United States will be subject to regulation by the country where sales are being made and may, in some cases, require FDA approval for export from the United States. The time required to obtain foreign regulatory approvals will vary from country to country and may be longer or shorter than that required for FDA approval.

 Other

  In order for the Company to conduct preliminary studies or clinical trials at a hospital or other health care facility, the Company's research collaborators must first obtain approval from the IRB of the hospital or health care facility. In each case, a written protocol must be submitted to the IRB describing the study or trial, which is reviewed by the IRB with a view to protecting the safety and privacy of the institution's patients.

  In addition to the regulatory framework for clinical trials and product approvals, the Company is subject to regulation under federal, state and local law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and possible future local, state, federal and foreign regulation.

EMPLOYEES

  As of June 11, 1996, the Company had 45 full-time employees, 23 of whom were engaged in research and development. The Company's future success depends in part on its ability to recruit and retain talented and trained scientific, technical, marketing and business personnel. The Company has been successful to date in hiring and retaining such personnel, but there can be no assurance that such success will continue. None of the Company's employees is represented by a labor union, and the Company considers its relations with its employees to be excellent.

LEGAL PROCEEDINGS

  The Company is not currently a party to any litigation.

                                  MANAGEMENT

  The following table sets forth the directors and the executive officers of the Company, their ages as of June 12, 1996, and the positions currently held by such person with the Company:

          NAME            AGE                     POSITION
          ----            ---                     --------
Stephen D. Chubb.........  52 Chairman, Director and Chief Executive Officer
David L. Corbet..........  43 Director, President and Chief Operating Officer
Leslie R. Teso...........  37 Vice President, Finance, Treasurer and Secretary
Ying-Jye Wu, Ph.D........  47 Vice President, Research and Development
J. Robert Buchanan,
 M.D.....................  68 Director
Thomas R. Morse (1)......  44 Director
David Rubinfien (1)......  74 Director
T. Stephen Thompson
 (1)(2)..................  49 Director
C. William Zadel (2).....  53 Director

- --------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  Mr. Chubb, a founder of Matritech, has been Chairman since October 1993 and a director and Matritech's Chief Executive Officer since the Company's inception in 1987. From 1984 to 1986, Mr. Chubb served as President and Chief Executive Officer of T Cell Sciences, Inc., a publicly traded biotechnology company. Prior to 1984, Mr. Chubb was President and Chief Executive Officer of Cytogen Company, also a publicly traded biotechnology company. He currently serves as a director of Charles River Laboratories, a Division of Bausch and Lomb, a publicly traded company, and as a director of several private companies.

  Mr. Corbet has been Matritech's President, Chief Operating Officer, and a director since October 1993, and joined the Company in April 1993 as Executive Vice President. Prior to joining Matritech and since 1991, Mr. Corbet had served as President and Chief Operating Officer of T Cell Diagnostics, Inc., a subsidiary of T Cell Sciences, Inc., a publicly traded biotechnology company, and served in various other executive and managerial offices there since 1985.

  Ms. Teso has been Matritech's Vice President, Finance, Treasurer and Secretary since March 1992. From January 1989 to March 1992, Ms. Teso was the Company's Controller. From 1985 to 1989, Ms. Teso was Controller of Thackray USA Inc., a subsidiary of a U.K.-based medical device manufacturer of orthopedic implants and surgical instruments.

  Dr. Wu has been Matritech's Vice President, Research and Development since March 1995. From December 1992 to March 1995, Dr. Wu was Matritech's Vice President, Research. From June 1990 to December 1992, Dr. Wu was Director of Cell Biology at CytoMed, Inc., a biotechnology company. From 1987 to 1990, Dr. Wu was a manager of research and development at Pharmacia ENI Diagnostics, Inc., a biotechnology company.

  Dr. Buchanan has served as a director of Matritech since June 1996. Dr. Buchanan is Chairman of WorldCare Holdings N.V., a privately held telemedicine company, a position he has held since April 1996. From 1982 until his retirement in 1994, Dr. Buchanan served as General Director of Massachusetts General Hospital and from 1977 to 1982, he served as President of the Michael Reese Medical Center and Associate Dean of Pritzker School of Medicine at the University of Chicago. Dr. Buchanan currently serves as a director of Hybridon, Inc., a publicly traded biotechnology company, i-STAT Corporation, a publicly traded medical equipment company, Charles River Laboratories, a division of Bausch and Lomb, a publicly traded company, and Strategic Management Information, Inc., a privately held software company.

  Mr. Morse has served as a director of Matritech since March 1988. Since 1983, Mr. Morse has served as a Managing Director of Philadelphia Ventures Management, Inc., a venture capital company and an investor in the Company. He currently serves as a director of Philadelphia Ventures Liberty Fund, L.P., a publicly traded business development company, and several private companies.

  Mr. Rubinfien has served as a director of Matritech since May 1988. Mr. Rubinfien was Chairman and President of Systemix Inc., a biotechnology company, from 1989 through 1990 and President and Chief Executive Officer of Microgenics Company, a medical diagnostics company, from 1985 through 1987. Mr. Rubinfien currently serves as a director of Molecular Biosystems, Inc., a publicly traded biomedical company, ChemTrak, Inc., a publicly traded biochemical company, Biocircuits, Inc., a publicly traded biomedical company, and several private companies.

  Mr. Thompson has served as a director of Matritech since May 1994. Mr. Thompson is President, Chief Executive Officer and a director of Immtech International, Inc., a privately held biotechnology company, which positions he has held since 1992. From 1986 to 1992, Mr. Thompson held a number of management positions, most recently as President and Chief Executive Officer, at Amersham Corporation, a subsidiary of Amersham International plc. which is a publicly traded biotechnology and health care company.

  Mr. Zadel has served as a director of Matritech since December 1995. Mr. Zadel is President and Chief Executive Officer of Millipore Corporation, a publicly traded equipment company, which positions he has held since February 1996. From 1986 through 1995, Mr. Zadel served as President and Chief Executive Officer of Ciba Corning Diagnostic Corporation, a biotechnology company. Mr. Zadel currently serves, and has served since 1989, as a director of Kulicke & Soffa Industries, Inc., a publicly traded semiconductor assembly equipment company.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth, as of June 12, 1996, certain information regarding the ownership of shares of the Company's Common Stock and as adjusted to reflect the sale of the Common Stock offered by this Prospectus by: (i) each person who, to the knowledge of the Company, owned beneficially more than 5% of the shares of Common Stock of the Company outstanding at such date, including the Selling Stockholder, (ii) each director and executive officer of the Company, and (iii) all directors and executive officers as a group:

                                 SHARES                         SHARES
                           BENEFICIALLY OWNED             BENEFICIALLY OWNED
                            PRIOR TO OFFERING     NUMBER    AFTER OFFERING
NAME                             (1)(2)             OF         (1)(2)(3)
- ----                       ---------------------- SHARES  ----------------------
                             NUMBER     PERCENT   OFFERED   NUMBER     PERCENT
                           ------------ --------- ------- ------------ ---------
Stephen D. Chubb (4).....       372,802      2.3%   --         372,802      2.1%
David L. Corbet (5)......        92,816        *    --          92,816        *
J. Robert Buchanan,
 M.D.....................       --          --      --         --          --
Thomas R. Morse (6)......       685,440      4.3% 200,000      485,440      2.7%
David Rubinfien (7)......        27,849        *    --          27,849        *
T. Stephen Thompson (8)..        19,649        *    --          19,649        *
C. William Zadel (9).....         2,150        *    --           2,150        *
Leslie R. Teso (10)......        16,435        *    --          16,435        *
Ying-Jye Wu, Ph.D. (11)..        36,550        *    --          36,550        *
All executive directors
 and executive officers,
 as a group
 (9 persons) (12)........     1,253,691      7.7% 200,000    1,053,691      5.9%
SELLING STOCKHOLDER
Century IV Partners
 (13)....................       390,190      2.4% 200,000      190,190      1.1%

- --------
* Indicates less than 1%
(1) Except as indicated in footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock owned based upon information provided to the Company by the directors, officers and principal stockholders.
(2) The number of shares of Common Stock deemed outstanding for this calculation includes (i) 15,978,009 shares of Common Stock outstanding on June 12, 1996 and 17,778,009 shares of Common Stock outstanding after this offering and (ii) all Common Stock underlying options or warrants which are currently exercisable or will become exercisable within 60 days of June 12, 1996 by the person or group in question.
(3) Assumes no exercise of the Underwriters' over-allotment option.
(4) Mr. Chubb's beneficial ownership includes currently exercisable bridge loan warrants to purchase 4,688 shares of Common Stock which are exercisable on June 12, 1996 or within 60 days thereafter.
(5) Mr. Corbet's beneficial ownership includes 89,750 shares issuable upon exercise of outstanding stock options exercisable on June 12, 1996 or within 60 days thereafter. Mr. Corbet holds all of his issued shares jointly with his wife.
(6) Mr. Morse's beneficial ownership includes 629,497 shares of Common Stock and 36,626 warrants to purchase Common Stock, held by Century IV Partners, Commonwealth Venture Partners I, L.P., Pennsylvania Venture Partners, L.P. and Philadelphia Ventures--Japan I, L.P. (collectively, the "Philadelphia Venture Funds") and 8,649 shares issuable to Mr. Morse upon exercise of outstanding stock options exercisable on June 12, 1996 or within 60 days thereafter. Mr. Morse is a Managing Director of Philadelphia Ventures, Inc., which serves as a general partner or investment manager to each of the Philadelphia Ventures Funds, and may be deemed to share voting and investment power with respect to such shares of Common Stock. Mr. Chubb, Chairman, CEO, and a director of the Company is a limited partner of Pennsylvania Venture Partners and an advisor to the Philadelphia Venture Funds. Mr. Morse disclaims beneficial ownership of the shares beneficially owned by the Philadelphia Venture Funds. Ownership stated above is according to information submitted to the Company as of June 12, 1996. Century IV Partners intends to sell 200,000 shares in this offering.

(7) Mr. Rubinfien's beneficial ownership includes 27,849 shares issuable upon exercise of outstanding stock options exercisable on June 12, 1996 or within 60 days thereafter.
(8) Mr. Thompson's beneficial ownership includes 9,149 shares issuable upon exercise of outstanding stock options exercisable on June 12, 1996 or within 60 days thereafter.
(9) Mr. Zadel's beneficial ownership includes 2,150 shares issuable upon exercise of outstanding stock options exercisable on June 12, 1996 or within 60 days thereafter.
(10) Ms. Teso's beneficial ownership includes 9,610 shares issuable upon exercise of outstanding stock options exercisable on June 12, 1996 or within 60 days thereafter.
(11) Dr. Wu's beneficial ownership includes 31,250 shares issuable upon exercise of outstanding stock options exercisable on June 12, 1996 or within 60 days thereafter.
(12) Includes 178,407 shares issuable upon exercise of outstanding stock options and 41,314 shares issuable pursuant to warrants exercisable on June 12, 1996 or within 60 days thereafter. Does not include beneficial holdings of directors or officers who resigned during 1995.
(13) Century IV Partners' beneficial ownership includes bridge loan warrants to purchase 19,429 shares of Common Stock which are exercisable on June 12, 1996 or within 60 days thereafter. See "Description of Capital Stock--Warrants." Mr. Morse is a Managing Director of Philadelphia Ventures, Inc., which serves as the investment manager to Century IV Partners.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of Matritech consists of 40,000,000 shares of Common Stock, $.01 par value per share, of which 15,978,009 were issued and outstanding as of June 12, 1996, and 4,000,000 shares of Preferred Stock, $1.00 par value per share, none of which are currently issued and outstanding.

COMMON STOCK

  After giving effect to the sale of the shares offered hereby there will be approximately 17,778,009 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option). Holders of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders. Holders of Common Stock are entitled to receive dividends when and if declared by the board of directors and to share ratably in the assets of the Company legally available for distribution to stockholders upon liquidation of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are, and the shares to be sold in the offering made hereby, upon issuance and payment therefor, will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The board of directors is authorized to issue Preferred Stock in different series and classes and to fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provision), liquidation preferences and other rights and preferences of the Preferred stock not in conflict with Matritech's Amended and Restated Certificate of Incorporation. There are currently no shares of Preferred Stock outstanding. The board of directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS

  In connection with the Company's initial public offering in 1992, the Company issued Hanifen, Imhoff Inc., the representative of the underwriters in the initial public offering, for nominal consideration, warrants (the "Hanifen Warrants") currently for a remaining 4,333 shares of Common Stock at an exercise price of $3.09 per share, as adjusted. The Hanifen Warrants are exercisable for four years beginning July 9, 1993. The Hanifen Warrants contain provisions providing for adjustment of the exercise price and the number and type of securities issuable upon the occurrence of certain events, including the issuance of Common Stock or other securities convertible into or exercisable for Common Stock at a price per share less than the exercise price, or in the event of any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. The Hanifen Warrants contain net issuance provisions permitting the holder thereof to elect to exercise the Hanifen Warrants in whole or in part and instruct the Company to withhold from the shares of Common Stock issuable upon exercise a number of shares, valued at the current fair market value on the date of exercise, to pay the exercise price. The Hanifen Warrants grant to the holder thereof certain registration rights.

  Upon the closing of the Company's initial public offering of Common Stock, parties making certain bridge loans received, pro rata based on funds advanced to the Company, warrants (the "Initial Bridge Warrants") currently exercisable for a remaining 19,026 shares of Common Stock at an exercise price of $3.09 per share, as adjusted. The Initial Bridge Warrants are exercisable for a term of five years beginning July 16, 1993. The Initial Bridge Warrants are substantially in the form of the Hanifen Warrants. Certain parties making further bridge loans received, pro rata based on funds advanced to the Company, warrants (the "Second Bridge Warrants") currently exercisable for a remaining 25,071 shares of Common Stock at an exercise price of $2.82 per share. The Second Bridge Warrants have a term of five years and will be exercisable beginning July 16, 1993. The Second Bridge Warrants have substantially the same terms as the Hanifen Warrants.

  In connection with the Company's second public offering in 1993, the Company issued Thomas James Associates, Inc., the representative of the underwriters in the second public offering, for nominal consideration, warrants (the "Thomas James Warrants") currently exercisable for a remaining 40,000 shares of Common Stock at an exercise price of $1.80 per share. The Thomas James Warrants are exercisable for four years beginning August 13, 1994. The Thomas James Warrants have substantially the same terms as the Hanifen Warrants. The Thomas James Warrants grant to the holder thereof certain registration rights.

   In connection with the Company's equity financing in 1994, the Company issued to Jesup & Lamont Securities Corporation, as Selling Agent, for nominal consideration, warrants (the "Selling Agent Warrants") currently exercisable for a remaining 20,000 units consisting of Common Stock and Class B Common Stock Purchase Warrants ("Class B Warrants"), which are currently held by H.J. Meyers (formerly Thomas James Associates, Inc.) at an exercise price of $2.25 per unit. The Selling Agent Warrants are exercisable until September 2, 1999 and contain net issuance provisions permitting the holder thereof to elect to exercise such warrants in whole or in part and instruct the Company to withhold from the shares of Common Stock issuable upon exercise a number of shares, valued at the current fair market value on the date of exercise, to pay the exercise price. The Selling Agent Warrants also contain provisions providing for adjustment of the exercise price issuable upon the occurrence of certain events. There are 10,000 Class B Warrants which are currently outstanding, and 20,000 Class B Warrants which may be issued upon the exercise of outstanding Selling Agent Warrants. Class B Warrants are exercisable at a price of $2.06 per share until September 2, 1999, and contain net issuance provisions and adjustment provisions similar to those contained in the Selling Agent Warrants. Pursuant the terms of the Selling Agent Warrant, the shares underlying the Selling Agent Warrants and the Class B Warrants, have been registered for resale.

TRANSFER AGENT AND REGISTRAR

  The Company's transfer agent, warrant agent and registrar for its Common Stock is Boston EquiServe Limited Partnership.

                                 UNDERWRITING

  The Underwriters named below, represented by Montgomery Securities and Genesis Merchant Group Securities (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Stockholder the number of shares of Common Stock set forth opposite their respective names in the table below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of the shares if they purchase any of the shares.

                                                                       NUMBER OF
                                UNDERWRITER                             SHARES
                                -----------                            ---------
      Montgomery Securities...........................................
      Genesis Merchant Group Securities...............................
                                                                       ---------
         Total........................................................ 2,000,000
                                                                       =========

  The Representatives have advised the Company and the Selling Stockholder that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than
$       per share, and the Underwriters may allow, and such dealers may
reallow, a concession of not more than $     per share to certain other
dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  In connection with this offering, the Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market that are limited by the bid prices of independent market makers and completing purchases in response to order flow at prices limited by such bids. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period. Purchases by the passive market maker must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 300,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,000,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise the option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

  The Underwriting Agreement provides that the Company and the Selling Stockholder will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  The closing of this offering is subject to certain conditions, including receipt by the Representatives of certain certificates, legal opinions, comfort letters from the Company's independent public accountants and other information, all as more specifically described in the Underwriting Agreement. This offering may be commenced in anticipation of satisfying these conditions, but there can be no assurance that all of the conditions to closing will be satisfied and failure to satisfy such conditions may result in termination of this offering.

  Certain of the Company's current stockholders, including directors and officers of the Company and the Selling Stockholder, have agreed that for a period of 90 days after the date of this Prospectus they will not, without the prior written consent of Montgomery Securities, directly or indirectly offer to sell, sell or contract to sell otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for any shares of Common Stock. In addition, the Company has agreed that for a period of 90 days after the date of this Prospectus it will not, without the prior written consent of Montgomery Securities, issue, offer, sell, grant options to purchase or otherwise dispose of any of its equity securities or any other securities convertible into or exchangeable with its Common Stock or other equity security except for (i) the sale of shares of Common Stock offered hereby (ii) the issuance of shares of Common Stock pursuant to the exercise of outstanding warrants disclosed in this Prospectus, (iii) the issuance of shares of Common Stock pursuant to the exercise of outstanding options disclosed in this Prospectus, or (iv) the grant of options granted under the Company's stock plans disclosed in this Prospectus upon terms and in amounts consistent with past practice.

                                 LEGAL MATTERS

  Legal matters in connection with the validity of the issuance of the securities offered hereby will be passed upon for the Company by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. A partner at Testa, Hurwitz & Thibeault, LLP beneficially owns 1,000 shares of the Company's Common Stock. Certain legal matters related to government regulation will be passed upon by Hogan & Hartson, L.L.P., Washington, D.C. Certain legal matters will be passed upon for the Underwriters by Hale and Dorr, Boston, Massachusetts.

                                    EXPERTS

  The financial statements as of December 31, 1994 and 1995 and for the three years in the period ended December 31, 1995 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. In addition, reports, proxy statements and other information concerning the Company (symbol: NMPS) can be inspected and copied at the Nasdaq Stock Market, 1735 K Street, N.W., Washington, DC 20006.

  The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto), under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington D.C. upon payment of the fees prescribed by the Commission or may be examined without charge at the offices of the Commission as described above.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed by the Company with the Commission (File No. 1-12128) are incorporated in this Prospectus by reference, except as superseded or modified herein:

  1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended, filed pursuant to the Exchange Act.

  2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996, as amended, filed pursuant to the Exchange Act.

  3. The Company's Proxy Statement for its Annual Meeting of Stockholders held on June 7, 1996, filed pursuant to the Exchange Act.

  4. The description of the Company's Common Stock, $.01 par value per share, contained in the Company's Registration Statement on Form 8-A, dated March 10, 1992, filed pursuant to the Exchange Act.

  Each document filed by the Company subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus but prior to the termination of the offering made hereby, shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Vice President, Finance, at the principal executive offices of the Company, 330 Nevada Street, Newton, Massachusetts 02160, telephone (617) 928-0820.

                                MATRITECH, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants..................................  F-2
Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996
 (Unaudited)..............................................................  F-3
Statements of Operations for the Years Ended December 31, 1993, 1994 and
 1995 and for the three Months Ended March 31, 1995 and 1996 (Unaudited)..  F-4
Statements of Stockholders' Equity for the Years Ended December 31, 1993,
 1994 and 1995 and for the Three Months Ended March 31, 1996 (Unaudited)..  F-5
Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
 1995 and for the Three Months Ended March 31, 1995 and 1996 (Unaudited)..  F-6
Notes to Financial Statements.............................................  F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Matritech, Inc.:

  We have audited the accompanying balance sheets of Matritech, Inc. (a Delaware corporation) as of December 31, 1994 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Matritech, Inc. as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP
Boston, Massachusetts
February 7, 1996

                                MATRITECH, INC.

                                 BALANCE SHEETS

                                       DECEMBER 31,
                                  ----------------------  MARCH 31,
                                     1994       1995        1996
                                  ---------- ----------- -----------
                                                         (UNAUDITED)
                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.....  $3,974,237 $11,009,310 $10,975,658
  Accounts receivable...........       2,672     113,139     111,648
  Inventories...................      53,833     192,385     236,107
  Interest receivable and
   prepaid expenses.............      74,321     131,947     133,568
                                  ---------- ----------- -----------
    Total current assets........   4,105,063  11,446,781  11,456,981
                                  ---------- ----------- -----------
PROPERTY AND EQUIPMENT, AT COST:
  Laboratory equipment..........     697,975     729,935     782,537
  Office equipment..............     124,176     137,876     143,177
  Laboratory furniture..........      40,534      44,511      54,013
  Leasehold improvements........       4,465      39,671      39,671
                                  ---------- ----------- -----------
                                     867,150     951,993   1,019,398
  Less--Accumulated depreciation
   and amortization.............     520,416     596,721     619,335
                                  ---------- ----------- -----------
                                     346,734     355,272     400,063
                                  ---------- ----------- -----------
OTHER ASSETS, NET...............     130,397     157,150     149,924
                                  ---------- ----------- -----------
                                  $4,582,194 $11,959,203 $12,006,968
                                  ========== =========== ===========

              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of note
   payable............... $     16,644  $     18,387  $     13,960
  Accounts payable.......      198,270       340,560       440,422
  Accrued expenses.......      190,826       214,178       310,002
  Deferred revenue.......      280,000        34,900           --
                          ------------  ------------  ------------
    Total current
     liabilities.........      685,740       608,025       764,384
                          ------------  ------------  ------------
NOTE PAYABLE, NET OF
 CURRENT PORTION.........       18,387           --            --
                          ------------  ------------  ------------
COMMITMENTS (Note 3)
STOCKHOLDERS' EQUITY:
  Preferred stock, $1.00
   par value
   Authorized--4,000,000
   shares
   Issued and
   outstanding--none.....          --            --            --
  Common stock, $.01 par
   value--
   Authorized--40,000,000
   shares
   Issued and
   outstanding--9,768,370
   shares in 1994,
   15,194,127 shares in
   1995 and 15,921,346
   shares in 1996........       97,684       151,941       159,213
  Additional paid-in
   capital...............   20,688,840    32,174,967    33,465,927
  Less--Deferred
   compensation..........       15,322           --            --
  Accumulated deficit....  (16,893,135)  (20,975,730)  (22,382,556)
                          ------------  ------------  ------------
    Total stockholders'
     equity..............    3,878,067    11,351,178    11,242,584
                          ------------  ------------  ------------
                          $  4,582,194  $ 11,959,203  $ 12,006,968
                          ============  ============  ============

   The accompanying notes are an integral part of these financial statements.

                                MATRITECH, INC.

                            STATEMENTS OF OPERATIONS

                                                                  THREE MONTHS ENDED
                              YEARS ENDED DECEMBER 31,                 MARCH 31,
                         -------------------------------------  ------------------------
                            1993         1994         1995         1995         1996
                         -----------  -----------  -----------  -----------  -----------
                                                                      (UNAUDITED)
REVENUES:
  Collaborative research
   and development,
   license fees and
   product sales........ $   187,071  $ 1,314,334  $ 1,023,438  $    74,424  $   178,693
  Interest and other
   income...............      81,218       91,591      216,865       53,379      153,593
                         -----------  -----------  -----------  -----------  -----------
    Total revenues......     268,289    1,405,925    1,240,303      127,803      332,286
                         -----------  -----------  -----------  -----------  -----------
EXPENSES:
  Research and
   development..........   2,728,224    3,470,122    3,014,125      785,273      933,142
  Selling, general and
   administrative.......   1,820,798    1,591,525    2,308,773      506,333      805,970
                         -----------  -----------  -----------  -----------  -----------
    Total expenses......   4,549,022    5,061,647    5,322,898    1,291,606    1,739,112
                         -----------  -----------  -----------  -----------  -----------
    Net loss............ $(4,280,733) $(3,655,722) $(4,082,595) $(1,163,803) $(1,406,826)
                         ===========  ===========  ===========  ===========  ===========
NET LOSS PER COMMON
 SHARE.................. $     (0.80) $     (0.46) $     (0.38) $     (0.12) $     (0.09)
                         ===========  ===========  ===========  ===========  ===========
WEIGHTED AVERAGE NUMBER
 OF COMMON SHARES
 OUTSTANDING............   5,319,072    7,951,721   10,733,769    9,786,294   15,665,045
                         ===========  ===========  ===========  ===========  ===========


   The accompanying notes are an integral part of these financial statements.

                                MATRITECH, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                            COMMON STOCK
                         ------------------- ADDITIONAL                                  TOTAL
                           NUMBER     PAR      PAID-IN      DEFERRED   ACCUMULATED   STOCKHOLDERS'
                         OF SHARES   VALUE     CAPITAL    COMPENSATION   DEFICIT        EQUITY
                         ---------- -------- -----------  ------------ ------------  -------------
BALANCE, DECEMBER 31,
 1992...................  4,274,428 $ 42,744 $12,792,240    $(94,367)  $ (8,956,680)  $ 3,783,937
 Sale of common stock,
  net of commissions and
  issuance costs of
  $754,209..............  2,690,000   26,900   3,253,897         --             --      3,280,797
 Exercise of common
  stock options.........     48,513      485      64,720         --             --         65,205
 Issuance of common
  stock under employee
  stock purchase plan...      1,492       15       6,326         --             --          6,341
 Amortization of
  deferred compensation,
  net of option
  forfeitures...........        --       --      (61,917)     62,341            --            424
 Net loss...............        --       --          --          --      (4,280,733)   (4,280,733)
                         ---------- -------- -----------    --------   ------------   -----------
BALANCE, DECEMBER 31,
 1993...................  7,014,433   70,144  16,055,266     (32,026)   (13,237,413)    2,855,971
 Sale of common stock,
  net of commissions and
  issuance costs of
  $748,797..............  2,746,358   27,464   4,623,118         --             --      4,650,582
 Exercise of common
  stock options.........      4,550       46       3,685         --             --          3,731
 Issuance of common
  stock under employee
  stock purchase plan...      3,029       30       8,981         --             --          9,011
 Amortization of
  deferred compensation,
  net of option
  forfeitures...........        --       --       (2,210)     16,704            --         14,494
 Net loss...............        --       --          --          --      (3,655,722)   (3,655,722)
                         ---------- -------- -----------    --------   ------------   -----------
BALANCE, DECEMBER 31,
 1994...................  9,768,370   97,684  20,688,840     (15,322)   (16,893,135)    3,878,067
 Sale of common stock,
  net of commissions and
  issuance costs of
  $241,789..............  3,000,000   30,000   6,628,211         --             --      6,658,211
 Exercise of common
  stock purchase
  warrants, net of
  commissions and
  issuance costs of
  $168,884..............  2,342,373   23,424   4,632,980         --             --      4,656,404
 Exercise of common
  stock options.........     72,663      726      53,674         --             --         54,400
 Issuance of common
  stock under employee
  stock purchase plan...     10,721      107      18,655         --             --         18,762
 Redemption of common
  stock purchase
  warrants..............        --       --         (400)        --             --           (400)
 Amortization of
  deferred compensation,
  net of option
  forfeitures...........        --       --      153,007      15,322            --        168,329
 Net loss...............        --       --          --          --      (4,082,595)   (4,082,595)
                         ---------- -------- -----------    --------   ------------   -----------
BALANCE, DECEMBER 31,
 1995................... 15,194,127  151,941  32,174,967         --     (20,975,730)   11,351,178
 Exercise of common
  stock options
  (unaudited)...........     28,605      286      47,531         --             --         47,817
 Exercise of common
  stock purchase
  warrants (unaudited)..    692,754    6,927   1,233,233         --             --      1,240,160
 Issuance of common
  stock under employee
  stock purchase plan
  (unaudited)...........      5,860       59      10,196         --             --         10,255
 Net loss (unaudited)...        --       --          --          --      (1,406,826)   (1,406,826)
                         ---------- -------- -----------    --------   ------------   -----------
BALANCE, MARCH 31, 1996
 (UNAUDITED)............ 15,921,346 $159,213 $33,465,927    $    --    $(22,382,556)  $11,242,584
                         ========== ======== ===========    ========   ============   ===========

   The accompanying notes are an integral part of these financial statements.

                                MATRITECH, INC.

                            STATEMENTS OF CASH FLOWS

                                                                    THREE MONTHS ENDED
                                YEARS ENDED DECEMBER 31,                 MARCH 31,
                           -------------------------------------  ------------------------
                              1993         1994         1995         1995         1996
                           -----------  -----------  -----------  -----------  -----------
                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net loss................  $(4,280,733) $(3,655,722) $(4,082,595) $(1,163,803) $(1,406,826)
 Adjustments to reconcile
  net loss to net cash
  used in operating
  activities--
 Depreciation and
  amortization...........      109,513      103,064      112,158       27,013       29,840
 Amortization of
  deferred
  compensation...........          424       14,494      168,329        9,415          --
 Changes in assets and
  liabilities--
  Accounts receivable....       52,581        8,098     (110,467)     (20,414)       1,491
  Inventories............      (52,629)      (1,204)    (138,552)     (18,714)     (43,722)
  Interest receivable
   and prepaid
   expenses..............       (2,483)          83      (57,626)      (8,427)      (1,621)
  Accounts payable.......      105,728      (22,977)     142,290       25,277       99,862
  Accrued expenses.......       34,086       43,433       23,352       31,027       95,824
  Deferred revenue.......          --       280,000     (245,100)         --       (34,900)
                           -----------  -----------  -----------  -----------  -----------
   Net cash used in
    operating
    activities...........   (4,033,513)  (3,230,731)  (4,188,211)  (1,118,626)  (1,260,052)
                           -----------  -----------  -----------  -----------  -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchase of property and
  equipment..............     (176,963)     (30,520)     (91,792)     (17,090)     (67,405)
 Increase in other
  assets.................      (42,856)     (68,853)     (55,657)         --           --
 Decrease in marketable
  securities.............      990,213          --           --           --           --
                           -----------  -----------  -----------  -----------  -----------
   Net cash provided by
    (used in)
    investing activities..     770,394      (99,373)    (147,449)     (17,090)     (67,405)
                           -----------  -----------  -----------  -----------  -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Proceeds from sale of
  common stock and
  warrants...............    3,280,797    4,650,582    6,658,211          --           --
 Proceeds from the
  exercise of common
  stock
  purchase warrants......          --           --     4,656,404      (43,527)   1,240,160
 Proceeds from exercise
  of common stock
  options................       65,205        3,731       54,400          --        47,817
 Proceeds from issuance
  of common stock under
  employee stock purchase
  plan...................        6,341        9,011       18,762       18,762       10,255
 Payments on redemption
  of warrants............          --           --          (400)         --           --
 Payments on note
  payable................      (13,644)     (15,066)     (16,644)      (4,008)      (4,427)
 Decrease in deferred
  offering costs.........       58,418          --           --           --           --
                           -----------  -----------  -----------  -----------  -----------
   Net cash provided by
    (used in)
    financing activities..   3,397,117    4,648,258   11,370,733      (28,773)   1,293,805
                           -----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN
 CASH AND
 CASH EQUIVALENTS........      133,998    1,318,154    7,035,073   (1,164,489)     (33,652)
CASH AND CASH
 EQUIVALENTS, BEGINNING
 OF PERIOD...............    2,522,085    2,656,083    3,974,237    3,974,237   11,009,310
                           -----------  -----------  -----------  -----------  -----------
CASH AND CASH
 EQUIVALENTS, END OF
 PERIOD..................  $ 2,656,083  $ 3,974,237  $11,009,310  $ 2,809,748  $10,975,658
                           ===========  ===========  ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                MATRITECH, INC.

                         NOTES TO FINANCIAL STATEMENTS
               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

  Matritech, Inc. (the Company), incorporated on October 29, 1987, develops, manufactures and markets innovative cancer diagnostic products based on its proprietary nuclear matrix protein technology. This technology was licensed to the Company by the Massachusetts Institute of Technology (MIT). The Company was considered a development stage company until the fourth quarter of 1995, when the Company significantly increased its product revenue.

  The Company is devoting substantially all of its efforts toward product research and development, raising capital, and marketing products under development. The Company is subject to risks common to companies in similar stages of development, including dependence on key individuals, competition from substitute products and larger companies, the development of commercially usable products and the need to obtain adequate additional financing necessary to fund the development of its future products. See "Risk Factors" on pages 6 to 11 of this Registration Statement.

  In 1995, the Company began to sell its NMP22 Test Kits through its then exclusive distributor in Europe. The Company is currently awaiting FDA approval to begin selling the NMP22 Test Kit in the United States.

  The accompanying financial statements reflect the application of certain accounting policies as described in this note and elsewhere in the accompanying financial statements and notes.

 (a) Interim Financial Statements

  The accompanying balance sheet as of March 31, 1996, the statements of operations and cash flows for the three months ended March 31, 1995 and 1996 and the statement of stockholders' equity for the three months ended March 31, 1996 are unaudited, but in the opinion of management, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for these periods. Results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

 (b) Cash Equivalents

  The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company applies Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under SFAS No. 115, securities that the Company has the positive intent and ability to hold to maturity are reported at amortized cost, which approximated market value for all periods presented, and are classified as held-to-maturity. These securities include cash and cash equivalents, which consist of auction market preferred stocks at December 31, 1994 and 1995 and auction market preferred stocks and United States Government Treasury Notes at March 31, 1996.

 (c) Depreciation and Amortization

  The Company provides for depreciation and amortization using accelerated and straight-line methods by charges to operations in amounts that allocate the cost of property and equipment over their estimated useful lives as follows:

    ASSET CLASSIFICATION                                           USEFUL LIFE
    --------------------                                          -------------
   Laboratory equipment..........................................      10 Years
   Office equipment..............................................       5 Years
   Laboratory furniture..........................................       5 Years
   Leasehold improvements........................................ Life of lease

                                MATRITECH, INC.

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 (c) Depreciation and Amortization (Continued)

  The Company amortizes certain intangible assets, including license fees, over their estimated useful lives of three to five years.

 (d) Uses of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (e) Inventories

  Inventories are stated at the lower of cost (weighted average) or market and consist of the following:

                                                        DECEMBER 31,
                                                      ---------------- MARCH 31,
                                                       1994     1995     1996
                                                      ------- -------- ---------
   Raw materials..................................... $39,410 $ 80,472 $112,782
   Work-in-process...................................   1,192    2,977    4,510
   Finished goods....................................  13,231  108,936  118,815
                                                      ------- -------- --------
                                                      $53,833 $192,385 $236,107
                                                      ======= ======== ========

 (f) Revenue Recognition

  The Company recognizes revenue from collaborative research and development arrangements as milestones are achieved; revenue from nonrefundable license agreements upon the signing of the agreement; and revenue from products sales upon shipment.

 (g) Research and Development

  Research and development expenses are expensed as incurred and include both funded and unfunded research and development expenses.

 (h) Net Loss per Common Share

  Net loss per common share was computed using the weighted average number of common shares outstanding during the period. Common stock equivalents have not been included, as their impact would be antidilutive.

 (i) Concentration of Credit Risk

  SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company maintains its cash and cash equivalents with two financial institutions. The Company has not written off any of its accounts receivable to date.

                                MATRITECH, INC.

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 (i) Concentration of Credit Risk (Continued)

  The Company received revenue of greater than 10% of total collaborative research and development, license fees and product sales from the following number of customers during the following periods:

                                                    PERCENTAGE OF REVENUES
                                               --------------------------------
                                                           CUSTOMER
                                   SIGNIFICANT --------------------------------
                                    CUSTOMERS   A    B   C   D   E   F   G   H
                                   ----------- ---- --- --- --- --- --- --- ---
  Year ended December 31, 1993....       1     100% --  --  --  --  --  --  --
  Year ended December 31, 1994....       2      --  55% 29% --  --  --  --  --
  Year ended December 31, 1995....       2      --  27% --  21% --  --  --  --
  Three months ended March 31,
   1995...........................       3      --  --  33% --  47% 17% --  --
  Three months ended March 31,
   1996...........................       4      --  --  --  --  26% 15% 31% 20%

 (j) Financial Instruments

  The estimated fair value of the Company's financial instruments, which include cash equivalents and accounts receivable approximate their carrying value.

 (k) Postretirement Benefits

  The Company has no obligations for postretirement benefits.

(2) INCOME TAXES

  The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes. Under the provisions of SFAS No. 109, the Company recognizes a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting and their tax basis and carryforwards to the extent they are realizable.

  At December 31, 1995, the Company had available net operating loss carryforwards of approximately $21,160,000 for income tax purposes, which may be used to offset future taxable income, if any. The carryforwards expire through 2010 and are subject to review and possible adjustment by the Internal Revenue Service. The net operating loss carryforwards available to be used in any given year may be limited in the event of a significant change in ownership. The Company's net deferred tax asset consists of the following:

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1994         1995
                                                       -----------  -----------
   Net operating loss carryforwards................... $ 6,800,000  $ 8,464,000
   Depreciation.......................................     (32,000)     (26,000)
   Tax credits........................................     138,000      173,000
                                                       -----------  -----------
     Net deferred tax asset...........................   6,906,000    8,611,000
   Valuation allowance................................  (6,906,000)  (8,611,000)
                                                       -----------  -----------
                                                       $       --   $       --
                                                       ===========  ===========

  Due to its history of operating losses, the Company has not recorded a deferred tax asset for the potential future benefit of its net operating loss carryforwards, as the realization of such asset is uncertain.

                                MATRITECH, INC.

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(3) LEASE COMMITMENTS

  The Company leases office and laboratory facilities and certain equipment under operating leases that expire through 2000. Annual commitments under these operating leases are as follows:

             YEAR ENDING DECEMBER 31,         AMOUNT
             ------------------------       ----------
             1996.......................... $  260,000
             1997..........................    243,000
             1998..........................    235,000
             1999..........................    234,000
             2000..........................    231,000
                                            ----------
                                            $1,203,000
                                            ==========

  Rent expense for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996 was approximately $262,000, $344,000, $371,000, $88,000 and $96,000, respectively.

(4) NOTE PAYABLE

  The Company has an obligation under an equipment note payable, which is due in monthly installments through December 1996.

(5) ACCRUED EXPENSES

  Accrued expenses consist of the following:

                                                       DECEMBER 31,
                                                     ----------------- MARCH 31,
                                                       1994     1995     1996
                                                     -------- -------- ---------
   Payroll and related costs........................ $ 42,820 $ 45,976 $105,116
   Professional fees................................   44,689   52,467   54,367
   Printing and design costs........................   35,000   34,973   36,248
   Clinical trials costs............................   63,281   60,525   48,150
   Royalties........................................      --       --    45,914
   Other............................................    5,036   20,237   20,207
                                                     -------- -------- --------
                                                     $190,826 $214,178 $310,002
                                                     ======== ======== ========

(6) LICENSE AGREEMENT

  MIT has granted the Company a worldwide exclusive license to certain technology, which expires no sooner than December 1999, which will be extended if the Company obtains FDA approval of its first cancer diagnostic product in 1996 until the expiration of all patent rights in 2006. Upon termination of the exclusivity provision, the Company may continue to develop and market products under nonexclusive terms. Pursuant to the license agreement, the Company pays royalties on the sales of products incorporating the licensed technology.

(7) COMMON STOCK

 (a) Sales of Common Stock

  On September 2, 1994, the Company completed a private placement of 2,346,373 units (the Units) for $1.875 per Unit. Each Unit consisted of one share of the Company's common stock and one Class A redeemable common stock purchase warrant, having an exercise price equal to $2.06 per share and a term of five years. The

                                MATRITECH, INC.

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(7) COMMON STOCK--(CONTINUED)

 (a) Sales of Common Stock (Continued)
Company received net proceeds of approximately $3.6 million after commissions and estimated expenses of the offering. During 1995, 2,342,373 of these warrants were exercised at $2.06 per share. Net proceeds from the exercise after commissions totaled $4,656,404. The Company redeemed the remaining 4,000 warrants for $.10 per warrant.

  In addition, the Company issued a warrant to purchase 234,637 additional Units at an exercise price equal to $2.25 per Unit to the placement agent (Placement Agent Warrants). During the three months ended March 31, 1996, 214,637 of the Placement Agent Warrants were exercised, pursuant to which the Company issued 400,693 shares of common stock and warrants to purchase 30,000 shares of common stock at $2.06 per share through September 1999.

  In September 1995, the Company completed a private placement of 3,000,000 shares of common stock for $2.30 per share. Net proceeds from the private placement totaled $6,658,211 after commissions and offering expenses.

 (b) Warrants

  In connection with the Company's bridge financings and public offerings, the Company issued warrants to purchase common stock. The exercise price and number of shares issuable pursuant to certain warrants are subject to further adjustment for dilutive events, as defined. The following table summarizes the warrants (exclusive of the warrants discussed in Note 7(a)) and their attributes as of December 31, 1995:

                                              NUMBER    EXERCISE
   GRANT DATE                               OF WARRANTS  PRICE   EXPIRATION DATE
   ----------                               ----------- -------- ---------------
   February and March 1992.................    56,640    $3.09    July 1998
   May 1992................................    74,628    $2.82    July 1998
   July 1992...............................   167,648    $3.09    July and
                                                                   August 1997
   July 1993...............................   200,000    $1.80    July 1998

  During the three months ended March 31, 1996, 383,249 of these warrants were exercised and resulted in the net issuance of 292,061 shares of common stock.

 (c) Stock Option and Purchase Plans

  The Company has granted incentive and nonqualified options under its 1988 and 1992 option plans and the 1992 Directors' Plan. All option grants, prices and vesting periods are determined by the Board of Directors. Incentive stock options must be granted at a price not less than the fair market value on the date of grant, as determined by the Board of Directors. The Company is accounting for option grants in accordance with Accounting Principles Board Opinion No. 25.

  On June 7, 1996, the Stockholders of the Company approved an increase in the numbers of authorized shares pursuant to the 1992 Stock Plan from 625,000 to 1,000,000.

                                MATRITECH, INC.

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(7) COMMON STOCK--(CONTINUED)

  (c) Stock Options and Purchase Plans--(Continued)

  There are 698,444 common shares available for future grants under existing option plans. The following table summarizes stock option activity:

                                                           NUMBER   OPTION PRICE
                                                         OF OPTIONS   PER SHARE
                                                         ---------- ------------
   Options outstanding, December 31, 1992...............  303,700   $ .82-$5.00
     Granted............................................  179,600    1.63- 3.38
     Exercised..........................................  (48,513)    .82- 1.76
     Terminated.........................................  (54,274)   1.37- 5.00
                                                          -------   -----------
   Options outstanding, December 31, 1993...............  380,513     .82- 5.00
     Granted............................................   18,806    2.00- 3.31
     Exercised..........................................   (4,550)      .82
     Terminated.........................................  (17,655)    .82- 5.00
                                                          -------   -----------
   Options outstanding, December 31, 1994...............  377,114     .82- 5.00
     Granted............................................  162,762     .83- 3.63
     Exercised..........................................  (91,652)    .83- 2.00
     Terminated.........................................  (10,100)   1.76- 3.38
                                                          -------   -----------
   Options outstanding, December 31, 1995...............  438,124     .82- 5.00
     Granted............................................   40,736       4.00
     Exercised..........................................  (28,605)    .82- 3.38
     Terminated.........................................  (18,298)   2.31- 2.38
                                                          -------   -----------
   Options outstanding, March 31, 1996..................  431,957   $ .82-$5.00
                                                          =======   ===========
   Options exercisable, March 31, 1996..................  223,036   $ .82-$5.00
                                                          =======   ===========

  The Company has reserved and may issue up to an aggregate of 225,000 shares of common stock under the Employee Stock Purchase Plan. Stock is sold at 85% of fair market value, as defined. For the years ended December 31, 1994 and 1995, the Company issued 10,721 shares and 5,860 shares of common stock, respectively, pursuant to the Employee Stock Purchase Plan. At March 31, 1996, 203,898 shares are available under the plan.

 (d) Reserved Shares

  The following shares of common stock are reserved for future issuance:

   1988 and 1992 Stock Option Plans...................................   972,275
   1992 Employee Stock Purchase Plan..................................   203,898
   Exercise of warrants outstanding...................................   138,430
   1992 Nonemployee Director Stock Option Plan........................   215,000
                                                                       ---------
                                                                       1,529,603
                                                                       =========

                                MATRITECH, INC.

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(8) DISTRIBUTION AND EQUITY PURCHASE AGREEMENTS WITH BOEHRINGER INGELHEIM INTERNATIONAL

  During 1994, the Company entered into a distribution and equity purchase agreement with Boehringer Ingelheim International, GmbH (BII) under which BII had acted as the exclusive distributor in Europe of the NMP22 Test Kit as well as certain of its research diagnostic products. In August 1994, BII purchased 400,000 shares of the Company's common stock at $2.50 per share. In addition, in September 1994, BII paid $1 million for the exclusive distribution rights described above. The agreement had an initial term ending on December 31, 1999 but was automatically renewable for two successive two-year terms if not terminated by either party. The agreement required BII to make certain minimum product purchases, as defined, to maintain its exclusive distribution rights.

  Under certain circumstances, BII had the right to obtain 160,000 additional shares of common stock from the Company at no additional cost. Accordingly, the Company deferred $280,000 of the $1 million license fee, which represented the fair value of the potential additional 160,000 shares. During 1995, the circumstances under which BII had the right to obtain the 160,000 additional shares expired, and the Company recognized the $280,000 deferred license fee.

  In June 1996, the Company terminated the exclusive distribution agreement in Europe with BII for the NMP22 Test Kit. The Company did not incur any significant liabilities in connection with this termination.

(9) KONICA

  In 1994, the Company received a $325,000 nonrefundable license fee from Konica for exclusive rights to distribute the NMP22 Test Kit in Japan.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

                             ---------------------
                               TABLE OF CONTENTS
                             ---------------------

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  12
Price Range of Common Stock..............................................  13
Dividend Policy..........................................................  13
Capitalization...........................................................  14
Dilution.................................................................  15
Selected Financial Data..................................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  21
Management...............................................................  39
Principal and Selling Stockholders.......................................  41
Description of Capital Stock.............................................  43
Underwriting.............................................................  45
Legal Matters............................................................  46
Experts..................................................................  46
Available Information....................................................  46
Documents Incorporated by Reference......................................  47
Index to Financial Statements............................................ F-1


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


                               2,000,000 SHARES

                                    [LOGO]

                                 COMMON STOCK

                               -----------------

                                  PROSPECTUS

                               -----------------

                             Montgomery Securities

                            Genesis Merchant Group
                                   Securities

                                      , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Estimated expenses in connection with the offering are as follows:

SEC registration fee.................................................. $ 10,310
Nasdaq additional listing fee.........................................   50,000
NASD filing fee.......................................................    3,490
Printing and engraving expenses.......................................   85,000
Legal fees and expenses...............................................  150,000
Accounting fees and expenses..........................................   45,000
Blue Sky fees and expenses (including legal fees).....................   20,000
Transfer Agent and Registrar fees and expenses........................    5,000
Miscellaneous.........................................................   31,200
                                                                       --------
  Total............................................................... $400,000

- --------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Pursuant to the provisions of Section 145 of the Delaware General Corporation Law ("DGCL") the Company has the power to indemnify certain persons, including its officers and directors, under stated circumstances and subject to certain limitations, for liabilities incurred in connection with services performed in good faith for the Company or for other organizations at the request of the Company.

  Article Seventh of the Company's Amended and Restated Certificate of Incorporation provides that no director of the Registrant shall be liable for monetary damages for breach of fiduciary duty, except to the extent that the DGCL prohibits the elimination of liability of directors for breach of fiduciary duty.

  Article Twelfth of the Company's Amended and Restated Certificate of Incorporation provides that a director or officer of the Company (a) shall be indemnified by the Company against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Company) brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Company against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Company brought against him by virtue of his position as a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Company, unless a court determines that despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses.

  Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Company against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

  Article Twelfth of the Company's Amended and Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive and provides that in the event that the DGCL is amended to expand or limit the indemnification permitted to directors or officers, the Company must indemnify those persons to the fullest extent permitted by such law, as so amended.

  In addition to the indemnification provided by Section 145 of the DGCL, the Company has entered into an Indemnity Agreement with each of its directors pursuant to which the Company agrees to indemnify that director for (1) all expenses, liabilities, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any legal action, suit or proceeding against the director by reason of the fact that he was an agent of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceedings had no reasonable cause to believe his conduct was unlawful, and (2) all expenses incurred in connection with the investigation, defense, settlement or appeal of any legal action or proceeding brought against the director by or in the right of the Company by reason of any action taken or not taken by him in his capacity as a director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. The Company is not obligated under the terms of the Indemnity Agreements to indemnify its directors (a) for expenses or liabilities paid directly to the directors by directors' and officers' insurance, (b) on account of any claims against the directors for an accounting of profits made from the purchase or sale by directors of securities of the Company pursuant to Section 16(b) of the Exchange Act, as amended, (c) if indemnification would not be lawful.

ITEM 16. EXHIBITS.

 1.1    Form of Underwriting Agreement
 4.1    Specimen Certificate for shares of Registrant's Common Stock
        (filed as Exhibit 4.2 to the Registrant's Registration Statement on Form S-1,
        No. 33-46158 and incorporated herein by reference)
 4.2    Description of Common Stock (contained in the Registrant's
        Registration Statement on Form 8-A dated March 10, 1992
        and incorporated herein by reference)
 5.1    Legal Opinion of Testa, Hurwitz & Thibeault, LLP
23.1    Consent of Testa, Hurwitz & Thibeault, LLP (contained in Exhibit 5.1)
23.2    Consent of Arthur Andersen LLP
24      Power of Attorney (contained in the signature page to this Registration Statement)
27      Financial Data Schedule

ITEM 17. UNDERTAKINGS.

  (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Newton, Commonwealth of Massachusetts, on June 13, 1996.

                                          Matritech, Inc.

                                                   /s/ Stephen D. Chubb
                                          By: _________________________________
                                             Stephen D. Chubb
                                             Director, Chairman and Chief
                                              Executive Officer

                       POWER OF ATTORNEY AND SIGNATURES

  We, the undersigned officers and directors of Matritech, Inc., hereby severally constitute and appoint Stephen D. Chubb, David L. Corbet and Leslie
R. Teso, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this registration statement and any related subsequent registration statement pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and generally to do all things in our names and on our behalf in such capacities to enable Matritech, Inc. to comply with the provisions of the Securities Act, and all requirements of the Securities and Exchange Commission.

  Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                 SIGNATURE                           TITLE                  DATE
                 ---------                           -----                  ----
           /s/ Stephen D. Chubb             Director, Chairman and      June 13, 1996
- ---------------------------------------     Chief Executive Officer,
             STEPHEN D. CHUBB               (Principal Executive and
                                            Financial Officer)

            /s/ David L. Corbet             Director, President and     June 13, 1996
- ---------------------------------------     Chief Operating Officer
              DAVID L. CORBET

            /s/ Leslie R. Teso              Vice President, Finance,    June 13, 1996
- ---------------------------------------     Secretary and Treasurer
              LESLIE R. TESO               (Principal Accounting
                                            Officer)

            /s/ Thomas R. Morse             Director                    June 13, 1996
- ---------------------------------------
              THOMAS R. MORSE

            /s/ David Rubinfien             Director                    June 13, 1996
- ---------------------------------------
              DAVID RUBINFIEN

          /s/ T. Stephen Thompson           Director                    June 13, 1996
- ---------------------------------------
            T. STEPHEN THOMPSON

           /s/ C. William Zadel             Director                    June 13, 1996
- ---------------------------------------
             C. WILLIAM ZADEL


          /s/ J. Robert Buchanan            Director                    June 13, 1996
- ---------------------------------------
            J. ROBERT BUCHANAN

                                  EXHIBIT LIST

EXHIBIT NO.  DESCRIPTION OF EXHIBIT                                              PAGE NO.
- -----------  ----------------------                                              --------
 1.1         Form of Underwriting Agreement
 4.1         Specimen Certificate for shares of Registrant's Common Stock
             (filed as Exhibit 4.2 to the Registrant's Registration Statement on
             Form S-1,
             No. 33-46158 and incorporated herein by reference)
 4.2         Description of Common Stock (contained in the Registrant's
             Registration Statement on Form 8-A dated March 10, 1992
             and incorporated herein by reference)
 5.1         Legal Opinion of Testa, Hurwitz & Thibeault, LLP
23.1         Consent of Testa, Hurwitz & Thibeault, LLP (contained in Exhibit
             5.1)
23.2         Consent of Arthur Andersen LLP
24           Power of Attorney (contained in the signature page to this
             Registration Statement)
27           Financial Data Schedule
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